PROSPECTUS	Registration Statement No. 333-87938

Registration Statement No. 333-90192
Filed pursuant to Rule 424(b)(4)
1,200,000 Shares

Pinnacle Financial Partners, Inc.

Common Stock

        Pinnacle Financial Partners is offering all of the shares. The shares are quoted on the Nasdaq SmallCap Market under the symbol “PNFP.” On June 10, 2002, the bid and asked prices of the shares as reported on the Nasdaq SmallCap Market were $10.80 and $11.00 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$10.25	$12,300,000
Underwriting discounts and commissions	$0.70	$840,000
Proceeds, before expenses, to Pinnacle Financial Partners, Inc.	$9.55	$11,460,000

      Pinnacle Financial Partners has granted the underwriters a 30-day option to purchase up to an additional 180,000 shares of common stock to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The securities are not savings accounts, deposits or obligations of any bank and are not insured by the FDIC or any other governmental agency.

      The underwriters expect to deliver the shares against payment in Atlanta, Georgia on or about June 14, 2002.

TRIDENT SECURITIES

A Division of McDonald Investments Inc.

The date of this prospectus is June 11, 2002

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
DILUTION
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SUPERVISION AND REGULATION
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
SELECTED PROVISIONS OF OUR CHARTER AND BYLAWS
UNDERWRITING
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

Prospectus Summary	1
Risk Factors	8
Forward Looking Statements	12
Use of Proceeds	12
Price Range of our Common Stock	13
Dividend Policy	13
Dilution	14
Capitalization	15
Selected Financial Data	16
Management’s Discussion and Analysis of Financial Condition and Results of Operations	18
Business	40
Supervision and Regulation	47
Management	55
Related Party Transactions	60
Principal Shareholders	61
Description of our Capital Stock	63
Selected Provisions of our Charter and Bylaws	63
Underwriting	67
Experts	69
Legal Matters	69
Where You Can Find More Information	70
Index to Financial Statements	F-1

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risk factors and our financial statements and related notes appearing elsewhere in this prospectus, to understand this offering fully.

      Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “Pinnacle Financial Partners” or “Pinnacle Financial” as used in this prospectus refer to Pinnacle Financial Partners, Inc. and its subsidiary Pinnacle National Bank, which we sometimes refer to as “Pinnacle National,” “our bank subsidiary” or “our bank.” All of the information in this prospectus assumes that the underwriters’ over-allotment option is not exercised. References in this prospectus to the fiscal years 2000 and 2001 mean the period from February 28, 2000 (inception) to December 31, 2000 and our fiscal year ended December 31, 2001, respectively.

Pinnacle Financial and Pinnacle National

      Organization. Pinnacle Financial Partners, Inc. is a Tennessee corporation that was incorporated on February 28, 2000 to organize and serve as the holding company for Pinnacle National Bank, a national bank chartered under the laws of the United States. Pinnacle National commenced its banking operations on October 27, 2000, and operates as a community bank in an urban market emphasizing personalized banking relationships with individuals and businesses located within the Nashville Metropolitan Statistical Area. The Nashville Metropolitan Statistical Area is referred to in this prospectus as the “Nashville MSA.”

      Background and Opportunity. In February 2000, our founders identified an opportunity for a locally owned financial institution to serve the Nashville area with a degree of service and financial advice that they believed would be unique in the market. We believe this opportunity was primarily created by the consolidation of dominant, locally owned financial institutions into larger regional and super-regional banks, with the most recent consolidation event being the acquisition of First American Corporation, a $20 billion holding company headquartered in Nashville, by AmSouth Bancorporation in 1999.

      Our founding management team — M. Terry Turner, president and chief executive officer; Robert A. McCabe, Jr., chairman; and Hugh M. Queener, chief administrative officer — were senior members of First American’s management team. From June 1996 to June 1999, under the leadership of this management team, First American grew its deposit market share in the Nashville MSA from 21.2% to 26.4%, moving First American into the lead market share position prior to its merger with AmSouth. Drawing on their experience in the Nashville banking and business community, our founding management team put together a well-respected and diversified board of directors and recruited a number of experienced banking and investment professionals to take advantage of the opportunity that the Nashville market afforded.

      Nashville is a large, fast growing metropolitan market. It is the capital of Tennessee and, according to a Lehman Brothers research report, was one of the fastest growing metropolitan statistical areas (MSAs) in the United States during the 1990’s, ranking 18th among the 100 largest MSAs in terms of population growth. Nashville is projected by this report to be the 4th fastest growing MSA in terms of per capita income growth from 2000 to 2005.

      We believe the dynamic growth of the Nashville area is a primary factor in the expansion of the deposit base for the Nashville MSA. According to the Federal Deposit Insurance Corporation, bank and thrift deposits in the Nashville MSA grew from approximately $12.9 billion in June 1995 to more than $16.6 billion in June 2001, representing a 28.7% increase.

      In addition to these growth dynamics, we believe three major trends in the Nashville MSA further strengthen our strategic market position as a locally managed community bank:

•	Customers generally perceive that service levels at banks are declining. We believe this is largely attributable to integration issues resulting from consolidation in the bank and brokerage industries. Additionally, small business owners want a reliable point of contact that is knowledgeable about their business and the financial products and services that are important to the success of their business.

•	Client usage of more sophisticated financial products continues to grow, causing traditional banks to lose market share to other types of financial services companies, such as mutual fund companies and securities brokerage firms.

•	There is significant growth in the demand for convenient access to financial services, particularly through ATMs, telephone banking and Internet banking.

      We believe that our primary market segments, which are small businesses with annual sales from $1 million to $25 million and affluent households with investable assets over $250,000, are more likely to be disaffected by the banking industry’s perceived decline in customer service and lack of financial product sophistication. To overcome these customer perceptions and attract business from these market segments, we have hired seasoned professionals, from both the banking and brokerage industries, and strategically designed our banking, investment and insurance products to meet the expected needs of our targeted market segments. Accordingly, our marketing philosophy is centered on delivering exceptional service and effective financial advice through highly trained personnel who understand and care about the broad financial needs and objectives of our clients.

      Business Strategies. To carry out our marketing philosophy, our specific business strategies have been and will continue to be:

•	hiring and retaining highly experienced and qualified banking and financial professionals with successful track records and, where possible, established books of business, with small businesses and affluent households within the Nashville MSA;

•	providing individualized attention with consistent, local decision-making authority;

•	offering a full line of financial services to include traditional depository and credit products, as well as sophisticated investment and insurance products;

•	capitalizing on customer dissatisfaction that we believe exists and that has been caused by our competitors’ less than satisfactory response to the financial needs of today’s sophisticated consumers and small- to medium-sized businesses;

•	building on our directors’ and officers’ diverse personal and business contacts, community involvement and professional expertise;

•	establishing a distribution strategy designed to prudently expand our physical and virtual market presence, thereby providing convenient banking access for our clients 24 hours a day; and

•	using technology and strategic alliances, including those established through Pinnacle National’s brokerage division, Pinnacle Asset Management, to provide a broad array of sophisticated and convenient products and services.

      We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating within the Nashville MSA and successfully attract and retain business relationships with small businesses and affluent households.

      Growth Strategies. To date, we have experienced rapid growth relative to the typical de novo bank, which we believe is a function of the successful execution of our business strategies. Our goal is to continue this rapid growth trend. To accomplish this objective, we plan to focus on the following growth strategies:

•	Continue to Take Market Share from Large, Non-Local Competitors. According to FDIC deposit information, the collective market share of deposits in the Nashville MSA of AmSouth (subsequent to its acquisition of First American), Bank of America Corporation and SunTrust Banks, Inc. declined from 60.3% to 53.5% during the five years ended June 30, 2001. With large, non-local financial institutions holding approximately 84% of the deposit base in the Nashville MSA and approximately 96% in Davidson County as of June 30, 2001, we anticipate that we can continue to attract target customers who prefer local decision-making and interaction with financial professionals who can provide personalized and knowledgeable service.

•	Target Attractive Trade Areas in Our Market. Currently we have three branch offices in large, vibrant trade areas within the Nashville MSA. We plan to open a fourth location in 2002 in the Rivergate area of Davidson County, and thereafter selectively expand into other trade areas. According to FDIC data for June 30, 2001, the total deposits in areas surrounding these four locations represent approximately 50% of the total deposits in the entire Nashville MSA. Based on the profiles of our primary market segments, we have targeted and plan to continue to target those trade areas with attractive population densities and population growth characteristics.

•	Provide Innovative and Convenient Services. In addition to our branching strategy, we plan to continue to provide our customers with innovative and convenient banking and investment services which we believe are necessary to retain and attract existing and new business relationships. In particular, we will continue to employ a customer-oriented service approach, enhanced by user-friendly technologies, to enable us to differentiate ourselves from other banking and investment institutions. For example, we have established a sophisticated on-line banking and brokerage system for commercial cash management clients and affluent households, allowing them to pay bills, originate wire transfers, obtain account information, including front and back images of checks, and perform on-line stock trades. Additionally, for our commercial clients, we also provide a deposit courier service making it convenient for businesses to establish banking relationships with Pinnacle National.

•	Evaluate Merger and Acquisition Opportunities. Our long term strategy may also include strategic mergers with or acquisitions of financial institutions in the Nashville MSA or other attractive market areas. We will prudently evaluate these opportunities as they arise.

      Performance Plan. There were 82 commercial banks chartered in the United States during the last half of 2000. Based on FDIC information as of December 31, 2001, Pinnacle National was the fastest growing of those banks in terms of total assets. As of March 31, 2002, we had grown the assets of Pinnacle National to $192.5 million, more than twice our original projections for the same time period. In addition to the rapid growth in bank assets, as of March 31, 2002, Pinnacle Asset Management’s licensed financial advisors were responsible for accumulating approximately $169 million in brokerage assets as well. The rapid growth of Pinnacle National also enabled us to achieve profitability well in advance of our original projections. Our first profitable month was December 2001, just fourteen months after opening and eight months ahead of our original projections.

      The growth goals in our current financial plan, assuming we complete this offering, project that we will reach, without the benefit of any merger or acquisition activity, $300 million in total assets by the end of 2003 and $400 million in total assets by the end of 2004. If we achieve these desired growth targets, we believe that we will make significant strides in meeting our profitability goals. One of the profitability goals in our financial plan calls for consolidated return on assets of 1.0% by the second quarter of 2004. While the historical growth rate of our total assets from the commencement of Pinnacle National’s operations to March 31, 2002 outpaced the growth goals in our financial plan, this growth rate may not continue and should not be relied upon in determining the likelihood of meeting our future growth targets. We describe the potential risks of not meeting our growth targets under the heading “Risk Factors” beginning on page 8.

      Management. We believe we have assembled an experienced management team with the proven ability to take advantage of the opportunity the Nashville market affords and to effectively run a large, fast-growing financial services firm. Our management team includes the following senior officers:

•	M. Terry Turner is the president and chief executive officer of Pinnacle Financial and Pinnacle National. Mr. Turner has over 20 years of experience in the banking industry and most recently served as the president of First American National Bank’s general banking and investment services divisions.

•	Robert A. McCabe, Jr. is the chairman of the board of Pinnacle Financial and Pinnacle National. Mr. McCabe has over 25 years of experience in the banking industry, having most recently served as vice chairman of the board and acting chief operating officer of First American Corporation.

•	Hugh M. Queener is the executive vice president and chief administrative officer of Pinnacle Financial and Pinnacle National. Mr. Queener has over 20 years of banking and banking related experience, having most recently served as executive vice president of retail lending of First American National Bank.

•	J. Edward White is the executive vice president and chief credit officer of Pinnacle National. Mr. White has over 25 years of banking experience including serving as senior vice president of commercial and private banking at First American National Bank.

•	Joanne B. Jackson is an executive vice president of Pinnacle National. Ms. Jackson has over 20 years of banking experience including serving as senior vice president of small business banking at AmSouth Bank.

•	Harold R. Carpenter, Jr. is the senior vice president and chief financial officer of Pinnacle Financial and Pinnacle National. Mr. Carpenter has over 20 years of experience in banking and public accounting, including serving as senior vice president of AmSouth Bank.

Location of Executive Offices

      The address and phone number of our executive offices are:

The Commerce Center

211 Commerce Street
Nashville, Tennessee 37201
(615) 744-3700

The Offering

Common stock offered	1,200,000 shares

Common stock outstanding after this offering	3,512,053 shares

Net proceeds	We anticipate that our net proceeds from this offering, without the exercise of the over-allotment option, will be approximately $11,110,000.

Use of proceeds	We intend to use the net proceeds as working capital to fund future internal growth and for general corporate purposes.

Risk Factors	See “Risk Factors” on page 8 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq SmallCap Market	PNFP

      The number of shares outstanding after the offering is based upon our shares outstanding as of May 16, 2002 and excludes a total of 364,250 shares issuable under outstanding options granted under our stock option plan at that date and 203,000 shares issuable under warrants which we issued to our organizers. Of these options and warrants, 114,770 are exercisable as of May 16, 2002 at a weighted average exercise price of $9.80. The number of shares to be outstanding after the offering assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 180,000 shares.

Summary Consolidated Financial Data

      The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 19. Except for the data under “Performance Ratios and Other Data” and “Asset Quality Ratios”, the summary historical consolidated financial data as of December 31, 2001 and December 31, 2000 and for the year ended December 31, 2001 and the period from February 28, 2000 (inception) to December 31, 2000 is derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus and the summary historical consolidated financial data as of and for the three months ended March 31, 2002 and March 31, 2001 is derived from unaudited consolidated financial statements for those periods, which are also included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the three months ended March 31, 2002 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2002.

	At or for the Quarter			At or for the Period
	Ended March 31,		At or for the Year	from February 28, 2000
			Ended December 31,	to December 31,
	2002	2001	2001	2000

	(Dollars in thousands, except per share data)
Statement of Financial Condition Data:
Total assets	$192,476	$66,141	$175,439	$39,042
Loans, net of unearned income	151,280	41,793	134,440	12,407
Allowance for loan losses	(2,041)	(525)	(1,832)	(162)
Securities available-for-sale	20,302	12,648	19,886	7,116
Deposits and securities sold under agreements to repurchase	159,683	51,233	147,917	22,945
Advances from FHLB	11,500	—	8,500	—
Stockholders’ equity	18,172	14,584	18,291	15,771
Income Statement Data:
Interest income	$2,585	$797	$6,069	$506
Interest expense	891	350	2,579	125

Net interest income	1,694	447	3,490	381
Provision for loan losses	209	363	1,670	162

Net interest income after provision for loan losses	1,485	84	1,820	219
Noninterest income	292	183	1,341	115
Noninterest expense	1,705	1,549	6,363	2,589

Income (loss) before income taxes	72	(1,282)	(3,202)	(2,255)
Income (benefit) tax expense	27	—	(2,065)	—

Net income (loss)	$45	$(1,282)	$(1,137)	$(2,255)

Per Share Data:
Earnings (loss) per share — basic	$0.02	$(0.67)	$(0.57)	$(2.79)
Weighted average shares outstanding — basic	2,312,053	1,910,000	1,981,598	808,808
Earnings (loss) per share — diluted	$0.02	$(0.67)	$(0.57)	$(2.79)
Weighted average shares outstanding — diluted	2,318,887	1,910,000	1,981,598	808,808

	At or for the Quarter			At or for the Period
	Ended March 31,		At or for the Year	from February 28, 2000
			Ended December 31,	to December 31,
	2002	2001	2001	2000

	(Dollars in thousands, except per share data)
Book value per share	$7.86	$7.64	$7.91	$8.26
Common shares outstanding at end of period	2,312,053	1,910,000	2,312,053	1,910,000
Performance Ratios and Other Data:(1)
Return on average assets	0.10%	(10.70)%	(1.20)%	(4.70)%
Return on average stockholders’ equity	1.0%	(33.9)%	(7.8)%	(7.7)%
Net interest margin(2)	4.04%	4.20%	3.95%	5.71%
Net interest spread(3)	3.71%	2.63%	3.29%	2.33%
Noninterest income to average assets	0.65%	1.52%	1.41%	0.42%
Noninterest expense to average assets	3.83%	12.92%	6.70%	5.92%
Efficiency ratio(4)	85.9%	245.9%	131.7%	402.5%
Average loan to average deposit ratio	104.0%	77.7%	94.9%	98.6%
Average interest-earning assets to average interest-bearing liabilities	115.8%	147.7%	122.7%	248.0%
Asset Quality Ratios:
Allowance for loan losses to nonperforming assets	927.73%	0.00%	732.80%	0.00%
Allowance for loan losses to total loans, net of unearned income	1.35%	1.26%	1.36%	1.31%
Nonperforming assets to total assets	0.11%	0.00%	0.14%	0.00%
Nonaccrual loans to total loans, net of unearned income	0.15%	0.00%	0.19%	0.00%
Net loan charge-offs to average loans	0.00%	0.00%	0.00%	0.00%
Net charge-offs as a percentage of:
Provision for loan losses	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses	0.00%	0.00%	0.00%	0.00%
Capital Ratios:
Leverage(5)	9.5%	30.2%	11.6%	82.5%
Tier 1 risked-based capital	9.4%	27.3%	10.1%	58.8%
Total risk-based capital	10.5%	28.2%	11.2%	59.4%

(1)	Performance ratios and other data for the period ended December 31, 2000 are for the period from October 27, 2000 (commencement of banking operations) through December 31, 2000.

(2)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.

(3)	Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest rate paid on interest bearing liabilities.

(4)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock in this offering. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition or operating results could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

We experienced losses in the year ended December 31, 2001 and were only marginally profitable in the first quarter of 2002.

      As is customary with new banks, we experienced losses for a significant period after our organization. For the year ended December 31, 2001, our pre-tax loss was $3,202,000, and after recognizing a tax-benefit of $2,065,000 in the fourth quarter our net loss was $1,137,000. In the period from inception to December 31, 2000, our net loss was $2,255,000. The first quarter of 2002 was the first quarter in which we were profitable on a pre-tax basis. We expect to incur additional noninterest expense in 2002, largely as a result of our opening of a branch in the Rivergate area of Davidson County, and in order to remain profitable, we must increase our net interest income and noninterest income above existing levels. If we do not increase these revenues sufficiently to offset anticipated increases, we will experience continued losses.

We do not expect to continue to grow as rapidly as we have in the last five quarters. If we are unable to achieve our projected growth rates, our projections described in this prospectus may prove to be inaccurate.

      In the last five quarters, our assets have increased from $39.0 million at December 31, 2000 to $192.5 million at March 31, 2002, and our quarterly net interest income has increased from $447,000 in the first quarter of 2001 (our first full calendar quarter of operations) to $1,694,000 in the first quarter of 2002. Increases in our future profitability will depend on our continued ability to grow our assets while maintaining asset quality. We have incurred substantial expenses in management, sales and customer support personnel and in management information systems and other infrastructure to support our future growth, and we expect to continue to incur such expenses as we open and expand new branch offices. We do not expect to continue to grow as rapidly as we have over the past five quarters, and we may not grow at all. To continue to grow, we will need to provide sufficient capital to Pinnacle National. We may not be able to receive the regulatory approvals, such as branch approvals, that will be necessary for such growth. If we are unable to grow, our ability to increase our long-term profitability will suffer. Our achieving our projected growth targets is subject to risks, uncertainties and assumptions, including those described below under “Forward-Looking Statements.” If we are unable to achieve our growth targets, it is likely that we will not achieve the financial projections described in this prospectus, including our profitability goals. You are cautioned not to place undue reliance on any of the financial projections contained in this prospectus.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

      Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the collateral, if any, securing the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions, other factors and other pertinent information. If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and additional provisions may be necessary which would materially decrease our net income or result in losses.

      In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Fluctuations in interest rates could reduce our profitability. We realize income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings.

      Our earnings are significantly dependent on our net interest income. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” may work against us, and our earnings may be negatively affected. We are unable to predict fluctuations of market interest rates, which are affected by many factors, including the following:

•	inflation;

•	recession;

•	a rise in unemployment;

•	tightening money supply; and

•	domestic and international disorder and instability in domestic and foreign financial markets.

The restrictions on Pinnacle National’s ability to pay us dividends could have a substantial impact on our ability to fund our holding company operations, including debt service on future borrowings.

      We do not currently incur material expenses at the holding company level. If material expenses are incurred in the future, however, we will need to receive dividends from Pinnacle National or have some other source of funds. As a national bank, Pinnacle National is subject to regulatory restrictions on its ability to pay dividends to us. For example, Pinnacle National is restricted from paying dividends to us until it has a positive undivided profits account. At March 31, 2002, Pinnacle National’s accumulated deficit was $3.2 million.

We are geographically concentrated in metropolitan Nashville, Tennessee, and adverse changes in local economic conditions may adversely affect our profitability.

      We only operate in metropolitan Nashville, Tennessee, and substantially all of our loan customers and most of our deposit and other customers live or have operations in the Nashville metropolitan area. Our profitability could be negatively impacted if there were adverse changes in general economic conditions in this market.

We have a high concentration of credit exposure to borrowers in the trucking industry and to borrowers that operate nonresidential buildings.

      At March 31, 2002, we had total credit exposure to borrowers in the trucking industry and to borrowers that operate nonresidential buildings equal to $20.5 million and $9.3 million, respectively. As a percentage of our total loans outstanding as of March 31, 2002, these amounts were 13.5% and 6.1%, respectively. If either of these industries experience an economic slowdown and the borrowers are unable to perform their obligations under their existing loan agreements, our results of operations could be negatively impacted at significant levels and consequently the value of our common stock could also be negatively affected.

A relatively high percentage of our loan portfolio consists of commercial loans, primarily to small-to-medium sized businesses which may be more adversely affected than larger enterprises during periods of economic weakness.

      A substantial focus of our marketing and business strategy is to serve small-to-medium sized businesses in the metropolitan Nashville area. During periods of economic weakness, small-to-medium sized businesses may be impacted more severely than larger businesses, and consequently the ability of such businesses to repay their loans may deteriorate. As a result, our results of operations and financial condition may be adversely affected.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.

      In order to maintain our capital at desired or regulatorily-required levels, we may be required to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. We may sell these shares at prices below the public offering price of the shares offered by this prospectus, and the sale of these shares may significantly dilute your ownership as a shareholder.

Our common stock is currently traded on the Nasdaq SmallCap Market and has substantially less liquidity than the average stock quoted on a national securities exchange.

      Although our common stock is publicly traded on the Nasdaq SmallCap Market, our common stock has substantially less daily trading volume than the average trading market for companies quoted on the Nasdaq National Market or any other national securities exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

      The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business.

      We have assembled a senior management team which has substantial background and experience in banking and financial services and in the Nashville banking market. Loss of the services of any of these key personnel could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them.

Because we are a new banking institution, we are required to maintain higher than normal capital levels until October 2003 and are subject to other regulatory restrictions, including restrictions on borrowing, which may hinder our growth plans.

      We and Pinnacle National are subject to certain regulatory restrictions because Pinnacle National was recently organized. Until October 2003, Pinnacle National will be required to maintain a ratio of “tier 1 capital” to average assets of at least 8% which is significantly higher than the 5% level necessary for “well capitalized” status under applicable banking laws and regulations. During that same period, Pinnacle National has agreed to give the Office of the Comptroller of the Currency at least thirty days’ prior notice of any significant deviations or changes from its original operating plan as approved by the OCC. We have also agreed with the Board of Governors of the Federal Reserve System that we will obtain its approval prior to incurring any holding company indebtedness. Failure to obtain such approvals could adversely affect our future growth.

Competition with other banking institutions could adversely affect our profitability.

      According to FDIC deposit information as of June 30, 2001, there were 42 banking institutions, excluding credit unions, with offices in the Nashville MSA. A number of these banking institutions have substantially greater resources and lending limits, more numerous banking offices, a wider variety of banking and other financial services, and much higher levels of core deposits. In addition, our asset management division competes with numerous brokerage firms and mutual funds which offer a broader array of products and services. This competition may limit or reduce our profitability, reduce our growth and adversely affect our results of operations and financial condition.

If a change in control or change in management is delayed or prevented, the market price of our common stock could be negatively affected.

      Provisions in our corporate documents, as well as certain federal and state regulations, may make it difficult, and expensive, to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our charter also will make it more difficult for an outside shareholder to remove our current board of directors or management.

The amount of our common stock owned by, and other compensation arrangements with, our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose.

      As of March 31, 2002, directors and executive officers beneficially owned approximately 24.0% of our common stock. See “Principal Shareholders.” Employment agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock, option and warrant ownership of our board and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

      The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, our business plans, objectives or goal for future operations, the anticipated effects of the offering of the securities hereunder, our forecasted revenues, earnings, assets or other measures of performance. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under “Risk Factors.” These factors include, but are not limited to:

•	the strength of the United States economy in general and the strength of the Nashville MSA economy in particular;

•	changes in interest rates, yield curves and interest rate spread relationships;

•	deposit flows, cost of funds, and cost of deposit insurance on premiums;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers;

•	increased competition or market concentration;

•	changes in tax or accounting principles; and

•	new state or federal legislation, regulations, or the initiation or outcome of litigation.

      If one or more of these risks or uncertainties materialize, or if any of our underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

USE OF PROCEEDS

      We estimate that our net proceeds from our sale of the 1,200,000 shares of common stock we are offering will be approximately $11,110,000, or approximately $12,829,000 if the underwriters’ over-allotment option is exercised in full, in each case after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us assuming a public offering price of $10.25 per share.

      We will invest approximately $8,330,000 of the net proceeds in Pinnacle National, where these proceeds would be available for general corporate purposes, including funding Pinnacle National’s lending and investment activities associated with its anticipated growth. We will retain the remaining approximately $2,780,000 and use it for our general corporate purposes and working capital to position us for future internal growth. Pending these uses, the net proceeds will be invested by us in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on the Nasdaq SmallCap Market under the symbol “PNFP.” The following table shows the high and low bid information for our common stock for the quarters since our common stock was listed initially on the Nasdaq over-the-counter bulletin board and subsequently on the Nasdaq SmallCap Market. These quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

	Bid Price Per Share

	High	Low

2000:
Third quarter	$10.00	$6.00
Fourth quarter	8.13	4.00
2001:
First quarter	$8.00	$6.50
Second quarter	7.63	6.00
Third quarter	9.00	6.15
Fourth quarter	11.00	7.20
2002:
First quarter	$10.50	$8.75
Second quarter (through June 10, 2002)	11.90	9.70

      On June 10, 2002, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $10.90 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. At May 16, 2002, we had approximately 55 shareholders of record and approximately 725 beneficial owners.

DIVIDEND POLICY

      Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have never declared or paid any dividends on our common stock. In order to pay any dividends, we will need to receive dividends from Pinnacle National or have other sources of funds. As a national bank, Pinnacle National will not be able to pay dividends to us until it has a positive undivided profits account. At March 31, 2002, Pinnacle National had an accumulated deficit of approximately $3.2 million, and even if it had a positive undivided profits account, its ability to pay dividends or otherwise transfer funds to us will be subject to various restrictions. These restrictions are discussed under “Supervision and Regulation — Payment of Dividends” located elsewhere in this prospectus.

      Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

DILUTION

      The net tangible book value of our common stock as of March 31, 2002 was $18.2 million, or $7.86 per share. Net tangible book value per share represents the equity of our shareholders, less intangible assets, divided by the number of shares of our common stock outstanding. The dilution of the net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after completion of this offering. After (1) giving effect to the sale by us of 1,200,000 shares of our common stock offered hereby at a price to the public of $10.25 per share and the application of the estimated net proceeds therefrom, not including possible issuance of an additional 180,000 shares pursuant to the underwriters’ over-allotment, and (2) deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2002, would have been $29.3 million, or $8.34 per share. This represents an immediate increase in as adjusted net tangible book value of $0.48 per share to existing investors and an immediate dilution in net tangible book value of $1.91 per share to new investors purchasing our common stock in this offering, as illustrated in the following table:

Price to the public per share	$10.25
Net tangible book value per share at March 31, 2002(1)	$7.86
Increase in net tangible book value per share attributable to new investors(2)	$0.48
As adjusted net tangible book value per share at March 31, 2002	$8.34
Dilution per share to new investors	$1.91

      The following table summarizes, on an as adjusted basis as of March 31, 2002, the tangible book value of the outstanding shares and the total consideration and average price paid per share by the new investors for the shares purchased in this offering.

	Shares		Tangible Equity
					Average
	Number	Percent	Number	Percent	Per Share

	(In thousands, except per share data)
Equity at March 31, 2002	2,312	65.8%	$18,172	62.1%	$7.86
New Investors(2)	1,200	34.2%	11,110	37.9%	$9.26

Total	3,512	100.0%	29,282	100.0%	$8.34

(1)	Does not include 364,250 total shares of our common stock issuable upon exercise of options under our 2000 Stock Incentive Plan or 203,000 shares issuable upon exercise of warrants.

(2)	Net of underwriting discounts of $840,000 and estimated offering expenses of approximately $350,138.

CAPITALIZATION

      The following table sets forth our capitalization and certain capital ratios as of March 31, 2002. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect the sale of 1,200,000 shares of our common stock in this offering and our receipt of $11.1 million in estimated net proceeds from this offering, assuming a public offering price of $10.25 per share and after deducting the underwriting discount and estimated expenses of the offering.

	March 31, 2002

		Net proceeds from
	Actual	Offering	As Adjusted

	(Dollars in thousands)
Stockholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized: no shares issued and outstanding	$—	—	—
Common stock, par value $1.00; 10,000,000 shares authorized: 2,312,053 issued and outstanding at March 31, 2002 — As adjusted: 3,512,053 issued and outstanding	2,312	1,200	3,512
Additional paid-in capital	19,318	9,910	29,228
Accumulated deficit	(3,347)	—	(3,347)
Accumulated other comprehensive income (loss), net	(111)	—	(111)

Total stockholders’ equity	$18,172	11,110	29,282

Capital ratios:
Leverage (1)	9.5%		15.8%
Risk-based capital (2):
Tier 1	9.4%		14.7%
Total	10.5%		15.8%

(1)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended March 31, 2002. As adjusted calculation assumes that proceeds from offering would have been received as the last transaction for the quarter ended March 31, 2002.

(2)	The as adjusted calculations for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of March 31, 2002.

SELECTED FINANCIAL DATA

      The following table sets forth selected historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page  9. Except for data under “Performance Ratios and Other Data” and “Asset Quality Ratios”, the selected historical consolidated financial data as of December 31, 2001 and December 31, 2000 and for the year ended December 31, 2001 and the period from February 28, 2000 (inception) to December 31, 2000 is derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus and the selected historical consolidated financial data as of and for the three months ended March 31, 2002 and March 31, 2001 is derived from unaudited consolidated financial statements for those periods, which are also included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the three months ended March 31, 2002 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2002.

				At or for the
	At or for the Quarter			Period from
	Ended March 31,		At or for the	February 28, 2000,
			Year Ended	to December 31,
	2002	2001	December 31, 2001	2000

	(Dollars in thousands, except per share data)
Statement of Financial Condition Data:
Total assets	$192,476	$66,141	$175,439	$39,042
Loans, net of unearned income	151,280	41,793	134,440	12,407
Allowance for loan losses	(2,041)	(525)	(1,832)	(162)
Securities available-for-sale	20,302	12,648	19,886	7,116
Deposits and securities sold under agreements to repurchase	159,683	51,233	147,917	22,945
Advances from FHLB	11,500	—	8,500	—
Stockholders’ equity	18,172	14,584	18,291	15,771
Income Statement Data:
Interest income	$2,585	$797	$6,069	$506
Interest expense	891	350	2,579	125

Net interest income	1,694	447	3,490	381
Provision for loan losses	209	363	1,670	162

Net interest income after provision for loan losses	1,485	84	1,820	219
Noninterest income	292	183	1,341	115
Noninterest expense	1,705	1,549	6,363	2,589

Income (loss) before income taxes	72	(1,282)	(3,202)	(2,255)
Income (benefit) tax expense	27	—	(2,065)	—

Net income (loss)	$45	$(1,282)	$(1,137)	$(2,255)

Per Share Data:
Earnings (loss) per share — basic	$0.02	$(0.67)	$(0.57)	$(2.79)
Weighted average shares outstanding — basic	2,312,053	1,910,000	1,981,598	808,808
Earnings (loss) per share — diluted	$0.02	$(0.67)	$(0.57)	$(2.79)

				At or for the
	At or for the Quarter			Period from
	Ended March 31,		At or for the	February 28, 2000,
			Year Ended	to December 31,
	2002	2001	December 31, 2001	2000

	(Dollars in thousands, except per share data)
Weighted average shares outstanding — diluted	2,318,887	1,910,000	1,981,598	808,808
Book value per share	$7.86	$7.64	$7.91	$8.26
Common shares outstanding at end of period	2,312,053	1,910,000	2,312,053	1,910,000
Performance Ratios and Other Data:(1)
Return on average assets	0.10%	(10.70)%	(1.20)%	(4.70)%
Return on average stockholders’ equity	1.0%	(33.9)%	(7.8)%	(7.7)%
Net interest margin(2)	4.04%	4.20%	3.95%	5.71%
Net interest spread(3)	3.71%	2.63%	3.29%	2.33%
Noninterest income to average assets	0.65%	1.52%	1.41%	0.42%
Noninterest expense to average assets	3.83%	12.92%	6.70%	5.92%
Efficiency ratio(4)	85.9%	245.9%	131.7%	402.5%
Average loan to average deposit ratio	104.0%	77.7%	94.9%	98.6%
Average interest-earning assets to average interest-bearing liabilities	115.8%	147.7%	122.7%	248.0%
Asset Quality Ratios:
Allowance for loan losses to nonperforming assets	927.73%	0.00%	732.80%	0.00%
Allowance for loan losses to total loans, net of unearned income	1.35%	1.26%	1.36%	1.31%
Nonperforming assets to total assets	0.11%	0.00%	0.14%	0.00%
Nonaccrual loans to total loans, net of unearned income	0.15%	0.00%	0.19%	0.00%
Net loan charge-offs to average loans	0.00%	0.00%	0.00%	0.00%
Net charge-offs as a percentage of:
Provision for loan losses	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses	0.00%	0.00%	0.00%	0.00%
Capital Ratios:
Leverage(5)	9.5%	30.2%	11.6%	82.5%
Tier 1 risk-based capital	9.4%	27.3%	10.1%	58.8%
Total risk-based capital	10.5%	28.2%	11.2%	59.4%

(1)	Performance ratios and other data for the period ended December 31, 2000 are for the period from October 27, 2000 (commencement of banking operations) through December 31, 2000.

(2)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.

(3)	Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest rate paid on interest bearing liabilities.

(4)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following is a discussion of our financial condition at December 31, 2001 and December 31, 2000 and March 31, 2002 and March 31, 2001 and our results of operations for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 and for the three months ended March 31, 2002 and 2001. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the annual audited consolidated financial statements or the unaudited interim consolidated financial statements. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Critical Accounting Policies

      The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL) and the recognition of our deferred income tax assets, have been critical to the determination of our financial position, results of operations and cash flows.

      Allowance for Loan Losses. Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the allowance for loan losses is composed of two components, the entire allowance is available to absorb any credit losses.

      We establish the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management, discussions with banking regulators and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan’s original effective interest rate or based on the underlying collateral value. We also assign loss ratios to our consumer portfolio. However, we base the loss ratios for these homogenous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity).

      The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management’s experience.

      We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the allowance for loan losses in its entirety. The audit committee of our board of directors reviews the assessment prior to the filing of quarterly financial information.

      In assessing the adequacy of the allowance for loan losses, we also rely on an ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of Pinnacle National, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

      Deferred Income Tax Assets. During the period from inception through December 31, 2001, we incurred net operating losses and, as a result, recorded deferred tax assets associated with these loss carryforwards. However, prior to the fourth quarter of 2001, we also recorded a full valuation allowance against our net deferred tax assets, and we did not recognize any income tax benefit in our statement of operations. Our judgment was based on our inability to conclude that it was more likely than not that we could be sufficiently profitable in the future to recognize these tax benefits. In the fourth quarter of 2001, this judgment changed, and we determined that based upon our evaluation of our recent operating results and future projections, it was more likely than not that we would realize such assets. We therefore, in that quarter, eliminated the full amount of the valuation allowance and recorded a deferred tax benefit equal to the deferred tax asset in our statement of operations. Unless our judgment changes as to the likelihood of realizing these deferred tax assets, we will continue to recognize such assets in our consolidated financial statements.

Results of Operations

Three Months Ended March 31, 2002 and 2001 and for the year ended December 31, 2001 and period from February 28, 2000 (inception) through December 31, 2000

      Our results for the three months ended March 31, 2002, when compared to the three months ended March 31, 2001, were highlighted by the continued growth of our earning assets which resulted in increased net interest income and growth in noninterest income. Total revenues, which is comprised of net interest income and noninterest income, for the three months ended March 31, 2002, were $1,986,000, compared to total revenues for the three months ended March 31, 2001 of $630,000. The provision for loan losses was $209,000 for 2002 compared to $363,000 in 2001, the decrease was attributable to reduced loan growth in the current period when compared to the three months ended March 31, 2001. Noninterest expenses were $1,705,000 for the three months ended March 31, 2002, compared to $1,549,000 for the three months ended March 31, 2001. Net income for the three months ended March 31, 2002 was $45,000 compared to a net loss of $1,282,000 for the three months ended March 31, 2001.

      Our results for fiscal 2001 were highlighted by the continued growth of our earning assets which resulted in increased net interest income, provision for loan losses and other operating income, including increased revenues from our brokerage unit, Pinnacle Asset Management. The 2000 period is not comparable, since we spent most of the period in the development phase, and Pinnacle National only operated as a bank for approximately two months. Total revenues for 2001 were $4,831,000 compared to $496,000 in 2000. The provision for loan losses was $1,670,000 for 2001 compared to $162,000 in 2000, the increase attributable to the growth in the loan portfolio. Noninterest expenses were $6,363,000 in 2001 compared to $2,589,000 in 2000. This increase in noninterest expenses is primarily attributable to a full year of operations in 2001 compared to a partial year of operations in 2000 and the addition of our Green Hills facility in the third quarter of 2001. During the fourth quarter of 2001, we recorded a deferred income tax benefit of $2,065,000 attributable to the elimination of our deferred tax asset valuation allowance. The net loss for the year ended December 31, 2001 was $1,137,000 compared to a net loss of $2,255,000 for the period from February 28, 2000 (inception) to December 31, 2000.

      The following is a more detailed discussion of results of our operations comparing, for each major item in the results, the first quarter of 2002 to the first quarter of 2001 and comparing the results for the year ended December 31, 2001 to the results for the period from February 28, 2000 (inception) to December 31, 2000.

      Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities, the average interest rate for total interest-earning assets and total interest-bearing liabilities, and net interest spread and net yield on average interest-earning assets for the three months ended March 31, 2002 compared to the three months ended March 31, 2001:

	Three Months Ended			Three Months Ended
	March 31, 2002			March 31, 2001

	Average		Yield/	Average		Yield/
	Balances	Interest	Rate	Balances	Interest	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$143,402	$2,277	6.35%	$24,324	$511	8.40%
Taxable securities, available for sale	19,438	274	5.64	9,811	172	7.01
Federal funds sold and securities purchased under agreements to resell	3,930	20	2.04	7,921	106	5.35
Other	950	15	6.32	530	8	6.04

Total interest-earning assets	167,720	2,586	6.17	42,586	797	7.49

Nonearning assets	10,274			5,344

Total assets	$177,994			$47,930

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$8,474	23	1.09%	$2,414	17	2.82%
Savings and money market	52,662	233	1.77	18,832	227	4.82
Certificates of deposit	62,709	540	3.44	6,354	93	5.85

Total interest-bearing deposits	123,845	796	2.57	27,600	337	4.88
Securities sold under agreements to repurchase	10,644	22	0.83	1,226	13	4.24
Federal funds purchased	1,749	8	1.83	—	—	—
Federal Home Loan Bank advances	8,600	66	3.07	—	—	—

Total interest-bearing liabilities	144,838	892	2.46	28,826	350	4.86

Demand deposits	14,088			3,709
Other liabilities	776			287
Stockholders’ equity	18,292			15,108

Total liabilities and stockholders’ equity	$177,994			$47,930

Net interest income(1)		$1,694			$447

Net interest spread			3.71%			2.63%
Net interest margin			4.04%			4.20%

(1)	We have had no tax-free investments or loans since inception. Additionally, the impact of deferred loan fees or costs was not material to the above results. Yields on all investment securities were computed based on the carrying value of those securities. The net interest spread above excludes the impact of demand deposits, including demand deposits in the average balances, which would have produced a net interest spread for the three months ended March 31, 2002 and 2001 of 3.92% and 3.19%, respectively.

      As shown in the above table, our net interest spread (the difference between the interest yield earned on assets less the rate paid on liabilities) actually increased from 2.63% to 3.71%. Our 4.20% net interest margin (net interest income as a percentage of average interest earning assets) was higher in 2001 than in

2002 because a significantly higher percentage of our total earning assets in the 2002 quarter was funded by interest bearing liabilities instead of capital.

      For the year ended December 31, 2001, we recorded net interest income of $3,490,000 which results in a net interest margin of 4.04% for the year. During 2001, the Federal Reserve lowered its Federal funds rate 475 basis points in an effort to provide stimulus to the national economy. Our management believes the interest rate environment had a negative impact on our net interest income during 2001 as a significant number of our customers are adjustable rate borrowers with their lines of credit tied primarily to our prime lending rate, which declined in lock-step with the Federal funds rates. However, as we managed the lowering of our deposit costs, we also had to offer customers attractive rates in a very competitive market.

      The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets for the year ended December 31, 2001 and for the period from October 27, 2000 (the commencement of banking operations) through December 31, 2000:

	2001			2000

	Average		Yield/	Average			Yield/
	Balances	Interest	Rate	Balances	Interest		Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$67,150	$4,864	7.24%	$10,222	$170		9.34%
Taxable securities, available for sale	15,348	934	6.09	2,350	28		6.69
Federal funds sold and securities purchased under agreements to resell	5,187	237	4.57	9,332	115		6.92
Other	663	34	5.13	530	6		6.36

Total interest-earning assets	88,348	6,069	6.87	22,434	319		7.98

Nonearning assets	6,677			4,882

Total assets	$95,025			$27,316

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$4,835	94	1.94%	$900	7		4.37%
Savings and money market	33,566	1,115	3.32	6,851	69		5.66
Certificates of deposit	24,439	1,133	4.64	1,098	13		6.65

Total interest-bearing deposits	62,840	2,342	3.73	8,849	89		5.65
Securities sold under agreements to repurchase	6,584	155	2.35	197	2		5.70
Federal funds purchased	886	25	2.82	—	—		—
Federal Home Loan Bank advances	1,704	57	3.35	—	—		—

Total interest-bearing liabilities	72,014	2,579	3.58	9,046	91		5.65

Demand deposits	7,912			1,522
Other liabilities	573			169
Stockholders’ equity	14,526			16,579

Total liabilities and stockholders’ equity	$95,025			$27,316

Net interest income(1)		$3,490			$228	(2)

Net interest spread			3.29%				2.33%
Net interest margin			3.95%				5.71%

(1)	We have had no tax-free investments or loans since inception. Additionally, the impact of deferred loan fees or costs was not material to the above results. We computed yields on all investment securities based on the carrying value of those securities. Net interest spread above excludes impact of demand deposits, including demand deposits in the average balances which would have produced a net interest spread for the year ended December 31, 2001 of 3.64% compared to a spread of 3.14% for the period from October 27, 2000 to December 31, 2000.

(2)	For the period from February 28, 2000 (inception) through October 27, 2000 (the development stage), subsequent to our initial public offering, but prior to the opening of Pinnacle National, we had approximately $188,000 in interest income as a result of the investment of the proceeds from the offering in US Government Treasury securities. The average yield realized on these investments was 6.21%. Also, during the development stage, we borrowed funds pursuant to an established line of credit. The total interest expense on this line of credit amounted to approximately $35,000. The interest on this line of credit was at a regional bank’s prime rate, which approximated 9.50% for the period in which we used the line of credit. As a result, net interest income from February 28, 2000 (inception) to December 31, 2000, was approximately $381,000.

      As shown in the above table, the net interest spread (the difference between the interest yield earned on assets less the rate paid on liabilities) actually increased during the year from 2.33% to 3.29%. The 5.71% net interest margin (net interest income as a percentage of average interest earning assets) was unusually high in 2000 primarily due to the impact of our capital position in relation to our overall balance sheet. For the period from October 27, 2000 to December 31, 2000, we averaged $18.3 million in interest-free funding which includes customer demand deposits, other liabilities and capital. This amount approximated 67% of our overall average balance sheet for the period. For the year ended December 31, 2001, this percentage was reduced to 24%.

      Rate and Volume Analysis. Since we commenced our banking operations in the last quarter of 2000, substantially all of the change in the various line items in net interest income between the first three months of 2002 when compared to the first three months of 2001 and for the year ended December 31, 2001 when compared to the period from October 27, 2000, the commencement of banking operations, through December 31, 2000, is due to volume. Therefore, we have not presented a rate and volume analysis table because we believe it would not provide meaningful information and could potentially be misleading if taken out of context.

      Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management’s evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses was $209,000 and $363,000 for the three months ended March 31, 2002 and 2001 and was $1,670,000 for the year ended December 31, 2001 and $162,000 for the period from February 28, 2000 (inception) to December 31, 2000.

      Based upon our management’s evaluation of the loan portfolio, our management believes the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. The decrease in the provision for loan losses when comparing the first quarter of 2002 to the first quarter of 2001 was due to the relative decrease in the growth of the loan portfolio between December 31, 2001 and March 31, 2002 compared to December 31, 2000 and March 31, 2001. The increase in the provision for loan losses for the year ended December 31, 2001 when compared to the period from February 28, 2000 (inception) to December 31, 2000 was due to the increase in loans throughout 2001. Based upon our management’s assessment of the loan portfolio, we will adjust our allowance for loan losses to an amount deemed appropriate to adequately cover inherent risks in the loan portfolio. Consistent with the growth in our loan portfolio, this assessment has resulted in a charge to our results of operations through the provision for loan losses. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by Pinnacle National’s regulators, they are necessarily approximate and imprecise. There exist factors beyond our control, such as general economic conditions both locally and nationally, which may negatively impact, materially, the adequacy of our provision for loan losses.

      Noninterest Income. Noninterest income consists predominately of fees from the sale of investment products. It also includes service charges on deposit accounts and other miscellaneous revenues and fees. Because fees from the sale of investment products, as well as various other components of noninterest income, often reflect market conditions, our noninterest income may tend to have more fluctuations on a quarter to quarter basis than does net interest income, since net interest income is the result of interest income from the growth of earning assets offset by interest expense from interest-bearing liabilities.

      For the three months ended March 31, 2002, our noninterest income was $292,000, which was an increase of $109,000, or 60%, when compared to the three months ended March 31, 2001. Noninterest income comprised 15% of our total revenues (net interest income plus noninterest income) for the first three months of 2002. It is our goal to increase the percentage of noninterest income to total revenues over time such that we develop more diversified fee-generating revenue streams. The following is the makeup of our quarterly noninterest income from the first quarter of 2001 through the first quarter of 2002:

	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter
	2002	2001	2001	2001	2001

	(Dollars in thousands)
Service charges on deposit accounts	$54	$43	$27	$15	$5
Investment sales commissions and fees	182	277	155	243	164
Gain on sale of participations	20	132	59	—	—
Gain on sale of securities	—	—	—	—	—
Other noninterest income	36	45	52	110	14

Total noninterest income	$292	$497	$293	$368	$183

      For the year ended December 31, 2001, our noninterest income was $1,341,000, which was an increase of $1,226,000 from the previous period. Noninterest income comprised 28% of our total revenues for 2001. The following is the makeup of our noninterest income for the year ended December 31, 2001 compared to the period from February 28, 2000 (inception) through December 31, 2000:

	2001	2000

	(Dollars in
	thousands)
Service charges on deposit accounts	$90	$—
Investment sales commissions and fees	839	114
Gain on sale of participations	191	—
Gain on sale of securities	—	—
Other noninterest income	221	1

Total noninterest income	$1,341	$115

      As shown, the largest component of noninterest income is commissions and fees from our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. For the first three months of 2002, we realized approximately $182,000 in commissions and fees from Pinnacle Asset Management. Market dynamics play a particularly important role in the success of this business line. At March 31, 2002, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $169 million in brokerage assets held with Legg Mason Financial Partners compared to $136 million at December 31, 2001 and $70 million at December 31, 2000.

      Another noninterest income item for the first three months of 2002 and for the year ended December 31, 2001 was related to our sale of certain loan participations to our correspondent banks which were primarily related to new lending transactions in excess of internal loan limits. At March 31, 2002 and pursuant to participation agreements with these correspondents, we had participated approximately $24.4 million of originated loans to these other banks compared to approximately $22.0 million at December 31, 2001. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide that we pay the correspondent less than the loan’s contracted interest rate. Pursuant to Statement of Financial Accounting Standards No. 140, we recorded $20,000 which represents the net present value of these future net revenues as a gain on sale of participations in our results of operations for the three months ended March 31, 2002 and $191,000 during the year ended December 31, 2001. We intend to maintain relationships with our correspondents in order to participate future loans to these correspondents in a similar manner. However, the timing of participations may cause the level of gains, if any, to vary significantly from quarter to quarter.

      Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. For the three months ended March 31, 2002, we incurred approximately $1,705,000 in noninterest expenses compared to $1,549,000 for the three months ended March 31, 2001. The following table shows the trend in noninterest expense from the first quarter of 2001 through the first quarter of 2002:

	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter
	2002	2001	2001	2001	2001

	(Dollars in thousands)
Personnel expense	$1,108	$923	$1,053	$1,082	$1,080
Occupancy and equipment	341	317	282	274	262
Other operating expense	256	364	273	246	207

Total noninterest expense	$1,705	$1,604	$1,608	$1,602	$1,549

      As shown, our expense burden was relatively stable from quarter to quarter throughout 2001 and into the first quarter of 2002.

      For the year ended December 31, 2001, we incurred approximately $6,363,000 in noninterest expenses compared to approximately $2,589,000 during 2000. The increase over 2000 was significant and primarily attributable to our being in the development stage through October of 2000. The following is the makeup of our noninterest expense for the year ended December 31, 2001 compared to the period from February 28, 2000 (inception) through December 31, 2000:

	2001	2000

	(Dollars in
	thousands)
Personnel expense	$4,138	$1,676
Occupancy and equipment	1,132	277
Other operating expense	1,093	636

Total noninterest expense	$6,363	$2,589

      We anticipate increases in our expenses during 2002 for such items as additional personnel, salary increases and incentives, the Green Hills office being opened for a full calendar year and other items related to our growth.

      Income Taxes. For all quarters prior to the fourth quarter of 2001, we did not recognize an income tax benefit because we recorded a full valuation allowance against our net deferred tax assets.

      As discussed under “Critical Accounting Policies” above, in the fourth quarter of 2001 we determined that it was more likely than not that we would realize the tax benefits of our accumulated net operating losses and other charges. As a result, during the quarter, we eliminated all of the valuation allowance and recorded a deferred income tax benefit of $2,065,000 in our results of operations for the year ended December 31, 2001.

      For the three months ended March 31, 2002, we recorded deferred income tax expense of $27,000, which represents an effective tax rate of 38%.

      Quarterly Information. The following is a summary of quarterly balance sheet and results of operations information from the first quarter of 2001 through the first quarter of 2002.

	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter
	2002	2001	2001	2001	2001

	(Dollars in thousands)
End of Period Balances:
Total loans	$151,280	$134,440	$94,883	$69,319	$41,793
Total assets	192,476	175,439	130,158	101,187	66,141
Total deposits	149,460	133,259	100,104	74,890	47,285
Total stockholders’ equity	18,172	18,291	16,682	13,634	14,584
Results of Operations:
Interest Income	$2,586	$2,212	$1,762	$1,298	$797
Interest Expense	892	792	800	637	350

Net interest income	1,694	1,420	962	661	447
Provision for loan losses	209	647	298	362	363
Noninterest income	292	497	293	368	183
Noninterest expense	1,705	1,604	1,608	1,602	1,549

Net loss before taxes	72	(334)	(651)	(935)	(1,282)
Income tax benefit (expense)	(27)	2,065	—	—	—

Net income (loss)	$45	$1,731	$(651)	$(935)	$(1,282)

      Our management believes earning assets should continue to increase with associated increases in net interest income. The amounts of increased net interest income along with increased non-interest income should exceed the amount of increases in the provision for loan losses and non-interest expense and be sufficient to produce improved results throughout 2002.

Financial Condition

      Our consolidated balance sheet at December 31, 2001 reflects significant growth since December 31, 2000. Total assets grew from $39.0 million at December 31, 2000 to $175.4 million at December 31, 2001, a 349% increase. Total deposits grew $110.7 million during 2001, an increase of 491%. We invested substantially all of the additional deposits and other fundings in loans, which grew by $122.0 million during 2001.

      We continued to experience significant growth between December 31, 2001 and March 31, 2002. At March 31, 2002, we had total assets of $192.5 million compared to $175.4 million at December 31, 2001. Our significant increase in assets was generally reflected in loans and was funded primarily by increases in deposits and other borrowings. Since we are still in our initial stages of operations, we anticipate that assets will continue to increase throughout the remainder of fiscal year 2002.

      Loans. The composition of loans at March 31, 2002, December 31, 2001 and December 31, 2000 and the percentage of each classification to total loans are summarized as follows:

	March 31, 2002		December 31, 2001		December 31, 2000

	Amount	Percentage	Amount	Percentage	Amount	Percentage

	(Dollars in thousands)
Commercial real estate — mortgage	$42,457	28.1%	$36,179	26.9%	$32	0.3%
Commercial real estate — construction	6,657	4.4	5,977	4.4	—	—
Commercial — other	60,855	40.2	59,839	44.5	11,618	93.6

Total commercial	109,969	72.7	101,995	75.8	11,650	93.9

Consumer real estate — mortgage	33,608	22.2	26,535	19.7	92	0.7
Consumer real estate — construction	455	0.3	381	0.3	—	—
Consumer — other	7,248	4.8	5,529	4.2	665	5.4

Total consumer	41,311	27.3	32,445	24.2	757	6.1

Total loans	$151,280	100.0%	$134,440	100.0%	$12,407	100.0%

      The following table classifies our fixed and variable rate loans at March 31, 2002, December 31, 2001 and December 31, 2000 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years.

		Loans with
	Loans with	Variable	Total
	Fixed Rates	Rates	Loans

	(Dollars in thousands)
March 31, 2002:
Due within one year	$3,313	$74,748	$78,061
Due in one year through five years	40,202	17,904	58,106
Due after five years	10,651	4,462	15,113

	$54,166	$97,114	$151,280

December 31, 2001:
Due within one year	$3,120	$62,323	$65,443
Due in one year through five years	36,185	15,902	52,087
Due after five years	11,785	5,125	16,910

	$51,090	$83,350	$134,440

December 31, 2000:
Due within one year	$1,035	$6,509	$7,544
Due in one year through five years	1,089	3,524	4,613
Due after five years	151	99	250

	$2,275	$10,132	$12,407

      Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio, include, but are not limited to, a general downturn in the economy which could affect employment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking laws and regulations.

      We attempt to reduce these economic and credit risks not only by adherence to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower’s financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 15% of Pinnacle National’s statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral.

      It is Pinnacle National’s policy to discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At March 31, 2002, and at December 31, 2001 we had one loan for $220,000 ($250,000 at December 31, 2001) for which we, after an evaluation of the financial condition of the borrower, had discontinued the accrual of interest and allocated a $150,000 valuation allowance. No loans at December 31, 2001 and 2000 were past due by 90 days or more or were deemed to be a restructured loan. Additionally, we had no repossessed real estate properties classified as Other Real Estate Owned at December 31, 2001 and 2000. The following table is a summary of our nonperforming assets at the indicated dates:

	March 31,	December 31,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Nonaccrual loans(1)	$220	$250	$—
Renegotiated loans	—	—	—
Other real estate owned	—	—	—

Total nonperforming assets	220	250	—
Accruing loans past due 90 days or more	20	—	—

Total nonperforming assets and accruing loans past due 90 days or more	$240	$250	$—

Total loans outstanding	$151,280	$134,440	$12,407
Ratio of total nonperforming assets to total loans outstanding and other real estate owned at end of period	0.15%	0.19%	—%

(1)	Interest income that would have been recorded for the three months in 2002 and for the year in 2001 related to nonaccrual loans was $4,000 and $5,000, respectively, none of which is included in interest income or net income for the three months in 2002 and for the year.

      Allowance for Loan Losses. We maintain the allowance for loan losses (ALL) at a level that our management deems appropriate to adequately cover the inherent risks in the loan portfolio. As of March 31, 2002, December 31, 2001 and December 31, 2000, our allowance for loan losses was $2,041,000, $1,832,000 and $162,000, respectively. Our management deemed these amounts to be adequate. The judgments and estimates associated with our ALL determination are described under “Critical Accounting Policies” above.

      Approximately 73% of our loan portfolio at March 31, 2002, as compared to 76% at December 31, 2001, consisted of commercial loans. Using standard industry codes, we periodically analyze our loan position with respect to our borrowers’ industries to determine if a concentration of credit risk exists to any one or more industries. At March 31, 2002, December 31, 2001 and December 31, 2000, we determined that we did not have any excessive exposure to any single industry which would warrant additional allowance allocations. Although not material enough to warrant additional allowance allocations, we do have a meaningful credit exposure of loans outstanding, plus unfunded lines of credit to borrowers in the trucking industry and to operators of nonresidential buildings at March 31, 2002 and December 31, 2001. Credit exposure to the trucking industry approximated $20.5 million and $21.1 million at March 31, 2002 and December 31, 2001, respectively, while credit exposure to operators of nonresidential buildings approximated $9.3 million and $8.2 million at March 31, 2002 and December 31, 2001, respectively. Credit exposures to these borrowers’ industries at December 31, 2000 was not meaningful. We evaluate our exposure level to these industry groups periodically in order to determine if additional reserves are warranted.

      The following table sets forth, based on management’s best estimate, the allocation of the ALL to types of loans as well as the unallocated portion as of March 31, 2002, December 31, 2001 and December 31, 2000:

	March 31, 2002		December 31, 2001		December 31, 2000

		Percentage		Percentage		Percentage
	Amount	of All	Amount	of All	Amount	of All

	(Dollars in thousands)
Commercial	$1,243	60.9%	$1,077	58.8%	$91	56.2%
Consumer	402	19.7	298	16.3	12	7.4
Unallocated	396	19.4	457	24.9	59	36.4

	$2,041	100.0%	$1,832	100.0%	$162	100.0%

      Summary of Loan Loss Experience. We have not charged off any loans since our inception on February 28, 2000. As a relatively new institution, we do not have loss experience comparable to more mature financial institutions; however, as our loan portfolio matures, we will have charge-offs and we will consider the amount and history of our charge-offs in determining the adequacy of our allowance. The following is a summary of changes in the allowance for loan losses for the three months ended March 31, 2002, for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 and the ratio of the allowance for loan losses to total loans as of the end of each period:

	Three Months		Period from
	Ended	Year Ended	February 28, 2000
	March 31, 2002	December 31, 2001	To December 31, 2000

	(Dollars in thousands)
Balance at beginning of period	$1,832	$162	$—
Provision for loan losses	209	1,670	162
Charged-off loans	—	—	—
Recovery of previously charged-off loans	—	—	—

Balance at end of period	$2,041	$1,832	$162

Ratio of the allowance for loan losses to total loans at the end of the period	1.35%	1.36%	1.31%

      Investments. Our investment portfolio, consisting primarily of Federal agency bonds and mortgage-backed securities, amounted to $20.3 million, $19.9 million and $7.1 million at March 31, 2002, December 31, 2001 and December 31, 2000, respectively. The following table summarizes the amortized cost and fair value of our securities at those dates, all of which we classify as available-for-sale:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Dollars in thousands)
Securities available-for-sale — March 31, 2002:
U.S. government and agency securities	$5,008	$29	$(9)	$5,028
Mortgage-backed securities	15,465	37	(228)	15,274
State and municipal securities	—	—	—	—

	$20,473	$66	$(237)	$20,302

Securities available-for-sale — December 31, 2001:
U.S. government and agency securities	$2,992	$72	$—	$3,064
Mortgage-backed securities	16,813	97	(88)	16,822
State and municipal securities	—	—	—	—

	$19,805	$169	$(88)	$19,886

Securities available-for-sale — December 31, 2000:
U.S. government and agency securities	$4,971	$5	$(5)	$4,971
Mortgage-backed securities	2,155	—	(10)	2,145
State and municipal securities	—	—	—	—

	$7,126	$5	$(15)	$7,116

      We did not dispose of any securities available-for-sale during the period beginning January 1, 2001 and ended March 31, 2002, and therefore, had no realized gains or losses from the sale of securities during the three months ended March 31, 2002 or during the year ended December 31, 2001. At March 31, 2002, approximately $18.1 million of our available for sale portfolio was pledged to secure public fund deposits and securities sold under agreements to repurchase.

      The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of March 31, 2002, December 31, 2001 and December 31, 2000.

	U.S. Government
	and Agency		Mortgaged-backed
	Securities		Securities		Totals

	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)

	(Dollars in thousands)
Securities available-for-sale — March 31, 2002:
Due in one year or less	$—	—%	$—	—%	$—	—%
Due in one year to five years	—	—	—	—	—	—
Due in five years to ten years	5,028	6.0	—	—	5,028	6.0
Due after ten years	—	—	—	—	—	—
Mortgage-backed securities	—	—	$15,274	5.8	15,274	5.8

	$5,028	6.0%	$15,274	5.8%	$20,302	5.9%

	U.S. Government
	and Agency		Mortgaged-backed
	Securities		Securities		Totals

	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)

	(Dollars in thousands)
Securities available-for-sale — December 31, 2001:
Due in one year or less	$—	—%	$—	—%	$—	—%
Due in one year to five years	—	—	—	—	—	—
Due in five years to ten years	3,064	6.5	—	—	3,064	6.5
Due after ten years	—	—	—	—	—	—
Mortgage-backed securities	—	—	16,822	5.9	16,822	5.9

	$3,064	6.5%	$16,822	5.9%	$19,886	6.0%

Securities available for sale — December 31, 2000:
Due in one year or less	$1,976	6.5%	$—	—%	$1,976	6.5%
Due in one year to five years	—	—	—	—	—	—
Due in five years to ten years	2,995	7.1	—	—	2,995	7.1
Due after ten years	—	—	—	—	—	—
Mortgage-backed securities	—	—	2,145	7.1	2,145	7.1

	$4,971	6.8%	$2,145	7.1%	$7,116	6.9%

(1)	We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range.

      Deposits and Other Borrowings. We had approximately $149.5 million of deposits at March 31, 2002, as compared to $133.3 million at December 31, 2001 and $23.3 million at December 31, 2000. Our deposits consist of noninterest and interest-bearing demand accounts, savings, money market and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which provide customers with short-term returns for their excess funds) amounted to $10.2 million at March 31, 2002, compared with $14.7 million at December 31, 2001 and $406,000 at December 31, 2000. Additionally, at March 31, 2002 and December 31, 2001, we had borrowed $11.5 million and $8.5 million, respectively, in advances from the Federal Home Loan Bank of Cincinnati. We had $2.5 million in Federal funds purchased at March 31, 2002.

      The following table represents the average balances of our deposits and other borrowings and the percentage of each type to the total average balances and other borrowings for the three months ended March 31, 2002 and for the year ended December 31, 2001:

	Three Months Ended		Year Ended
	March 31, 2002		December 31, 2001

	Amount	Percentage	Amount	Percentage

	(Dollars in thousands)
Average Balances
Deposits:
Noninterest-bearing demand	$14,088	8.9%	$7,912	9.9%
Interest-bearing demand	8,474	5.3	4,835	6.0
Savings and money market	52,662	33.1	33,566	42.0
Time deposits less than $100,000	4,098	2.6	2,061	2.6
Time deposits greater than $100,000
Public funds	8,542	5.4	5,911	7.4
Brokered deposits	34,517	21.7	10,110	12.6
Other	15,552	9.8	6,357	8.0

Total deposits	137,933	86.8	70,752	88.5

Securities sold under agreements to repurchase	10,644	6.7	6,584	8.2
Federal funds purchased	1,749	1.1	886	1.1
Federal Home Loan Bank advances	8,600	5.4	1,704	2.2

	$158,926	100.0%	$79,926	100.0%

      The amounts of time deposits issued in amounts of $100,000 or more as of March 31, 2002 and December 31, 2001 amounted to $68.2 million and $48.6 million, respectively. At December 31, 2000, we had approximately $2,803,000 in time deposits of $100,000 or more. The following table shows our time deposits over $100,000 by category, which is based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months:

	March 31, 2002	December 31, 2001	December 31, 2000

	(Dollars in thousands)
Three months or less	$16,527	$11,403	$100
Over three but less than six months	9,010	12,435	1,102
Over six but less than twelve months	16,425	5,315	1,501
Over twelve months	26,210	19,403	100

	$68,172	$48,556	$2,803

      Capital Resources. Generally, banking laws and regulations require banks and bank holding companies to maintain certain minimum capital ratios in order to engage in certain activities or be eligible for certain types of regulatory relief. At March 31, 2002, December 31, 2001 and December 31, 2000, our capital ratios, including Pinnacle National’s capital ratios, met regulatory minimum capital requirements. For the first three months of 2002, our stockholders’ equity declined, as our otherwise positive net income amount of $45,000 for this three-month period was more than offset by a decline in the fair value of our available-for-sale securities, and the corresponding impact on accumulated other comprehensive income (loss) in stockholders’ equity. As a result, our stockholders’ equity amounted to $18.2 million at March 31, 2002, compared to $18.3 million at the end of 2001. During 2001, our stockholders’ equity increased by $2,520,000, reflecting the contribution of a $3,597,000 addition from a private placement of common stock to certain accredited investors offset by the $1,137,000 net loss incurred during the year. As a result, stockholders’ equity amounted to $18.3 million at the end of 2001 compared to $15.8 million at the end of

2000. During 2000, our stockholders’ equity increased $18.0 million as a result of the issuance of common stock net of issuance expenses, offset by a net loss of $2,255,000.

      In the future, our primary source of funds available will be Pinnacle National’s payment of dividends and, if we lend funds to Pinnacle National, payment of interest. Banking regulations limit the amount of dividends that may be paid by Pinnacle National without prior approval of the OCC. Currently, Pinnacle National cannot pay us any dividends without prior approval of the OCC.

      At March 31, 2002, we had no material commitments for capital expenditures. However, we are in the process of developing our branch network in Davidson and surrounding counties. As a result, we will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease property and/or rent currently constructed facilities. We anticipate opening a branch facility in the Rivergate area of Davidson County during 2002. We currently anticipate such a facility to cost less than $1,000,000 to construct.

      At March 31, 2002, December 31, 2001 and December 31, 2000, Pinnacle National was categorized as well capitalized under regulatory “Prompt Corrective Action” provisions. To be categorized as well capitalized, Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Additionally, we and Pinnacle National must maintain certain minimum capital ratios for regulatory purposes. The following table presents actual minimum and well capitalized capital amounts and ratios at March 31, 2002, December 31, 2001 and 2000:

					To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
At March 31, 2002
Total capital to risk weighted assets:
Pinnacle Financial	$18,884	10.5%	$14,337	8.0%	not applicable
Pinnacle National	$18,084	10.1%	$14,332	8.0%	$17,915	10.0%
Tier I capital to risk weighted assets:
Pinnacle Financial	$16,843	9.4%	$7,169	4.0%	not applicable
Pinnacle National	$16,043	9.0%	$7,166	4.0%	$10,749	6.0%
Tier I capital to average assets(1):
Pinnacle Financial	$16,843	9.5%	$7,062	4.0%	not applicable
Pinnacle National	$16,043	9.1%	$7,062	4.0%	$8,827	5.0%
At December 31, 2001
Total capital to risk weighted assets:
Pinnacle Financial	$18,188	11.2%	$12,971	8.0%	not applicable
Pinnacle National	$17,402	10.7%	$12,971	8.0%	$16,214	10.0%
Tier I capital to risk weighted assets:
Pinnacle Financial	$16,356	10.1%	$6,486	4.0%	not applicable
Pinnacle National	$15,570	9.6%	$6,486	4.0%	$9,729	6.0%
Tier I capital to average assets(1):
Pinnacle Financial	$16,356	11.6%	$5,649	4.0%	not applicable
Pinnacle National	$15,570	11.0%	$5,649	4.0%	$7,062	5.0%

					To Be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
At December 31, 2000
Total capital to risk weighted assets:
Pinnacle Financial	$15,933	59.4%	$2,145	8.0%	not applicable
Pinnacle National	$15,757	58.8%	$2,145	8.0%	$2,681	10.0%
Tier I capital to risk weighted assets:
Pinnacle Financial	$15,771	58.8%	$1,072	4.0%	not applicable
Pinnacle National	$15,594	58.2%	$1,072	4.0%	$1,608	6.0%
Tier I capital to average assets(1):
Pinnacle Financial	$15,771	82.5%	$772	4.0%	not applicable
Pinnacle National	$15,594	81.6%	$772	4.0%	$965	5.0%

(1)	Average assets for the above computation were computed using average balances for the three months ended March 31, 2002, the three months ended December 31, 2001 and the three months ended December 31, 2000, as applicable.

      Also, in connection with approving Pinnacle National’s deposit insurance application, the FDIC imposed an additional capital requirement which remains in effect until October 27, 2003. Pursuant to this requirement, Pinnacle National must maintain a tier I capital to average assets ratio of at least 8%. At March 31, 2002, December 31, 2001 and December 31, 2000, as noted above, Pinnacle National’s tier 1 capital to average assets ratio was 9.1%, 11.0% and 81.6%, respectively.

      In order for Pinnacle National to achieve anticipated asset growth while continuing to meet regulatory requirements for minimum capital and for well capitalized status, we will be required to inject additional capital into Pinnacle National. In order to inject the required capital into Pinnacle National, we may raise additional equity through a public or private offering or incur indebtedness. Should we issue additional equity securities, such securities could dilute the interests of our current shareholders and of purchasers in this offering.

      Dividends. Pinnacle National is subject to restrictions on the payment of dividends to us under federal banking laws and the regulations of the OCC. We in turn are also subject to limits on payment of dividends to our shareholders by the rules, regulations and policies of federal banking authorities. We have not paid any dividends to date, nor do we anticipate paying dividends to our shareholders for the foreseeable future. In order to pay such dividends, we will need to receive dividends from Pinnacle National or have other sources of funds. As a national bank, Pinnacle National will not be able to pay dividends to us until it has a positive retained earnings account. At March 31, 2002, Pinnacle National’s accumulated deficit was approximately $3.2 million. Future dividend policy will depend on Pinnacle National’s earnings, capital position, financial condition and other factors.

Return on Assets and Stockholders’ Equity

      The following table shows return on assets (net income (loss) divided by average total assets), return on equity (net income (loss) divided by average stockholders’ equity), dividend payout ratio (dividends declared per share divided by net income per share) and stockholders’ equity to asset ratio (average stockholders’ equity divided by average total assets) for the three months ended March 31, 2002

(annualized), for the year ended December 31, 2001 and for the period from October 27, 2000 (commencement of banking operations) through December 31, 2000.

			Period from
	Three Months Ended	Year Ended	October 27, 2000 to
	March 31, 2002	December 31, 2001	December 31, 2000

Return on assets	0.10%	(1.20)%	(4.70)%
Return on equity	1.0%	(7.8)%	(7.7)%
Dividend payout ratio	—%	—%	—%
Stockholders’ equity to asset ratio	10.3%	15.3%	60.7%

Market Risk Management

      Asset/Liability Management. Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee, or ALCO, is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

      Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model, an economic value of equity model, and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

      Earnings Simulation Model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net income to less than 10 percent for a 200 basis point change in rates from management’s most likely interest rate forecast over the next twelve months. We have operated within this guideline since inception.

      Economic Value of Equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 200 basis point change in interest rates, the economic value of equity will not change by more than 20 percent from the base case. We have operated within this guideline since inception.

      Gap Analysis. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed; for example, within three months or one year. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

      A simple interest rate gap analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps and floors”) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

      At March 31, 2002, December 31, 2001 and December 31, 2000, our cumulative twelve-month interest rate-sensitivity gap ratios of earning assets to interest bearing liabilities were 93%, 82% and 120%, respectively, which were within our targeted ratio of 75% to 125% in this time horizon. These ratios indicate that our interest-bearing liabilities will reprice during this period at a rate faster than our interest-earning assets absent the factors mentioned previously. There is a general view in credit markets that interest rates will eventually rise over the next 12 months which, given our gap position, would have a negative impact on our margin. However, deposit pricing will generally lag both in depth and timing with any upward interest rate adjustments. Thus, our management believes we are in an acceptable position at March 31, 2002 to manage our net interest margins through an upward rate environment.

      The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of March 31, 2002, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may, in fact, reprice at different times within such period and at different rates.

	Interest Sensitive Periods

	Months

		Over Three
		Through	Total One	1-5	More Than
	Within Three	Twelve	Year	Years	5 Years	Total

Earning Assets:
Securities, available-for-sale(1)	$1,200	$2,700	$3,900	$7,616	$8,957	$20,473
Loans(2)	78,334	21,995	100,329	48,634	2,097	151,060
Federal funds sold and securities purchased under agreements to resell	6,671	—	6,671	—	—	6,671

Total earning assets	86,205	24,695	110,900	56,250	11,054	178,204

Interest bearing liabilities:
NOW, money market, savings(3)	60,238	—	60,238	—	—	60,238
Certificates of deposit	17,269	29,061	46,330	27,150	—	73,480
Securities sold under agreements to repurchase	10,223	—	10,223	—	—	10,223
Federal Home Loan Bank advances	—	—	—	11,500	—	11,500
Federal funds purchased	2,500	—	2,500	—	—	2,500

Total interest bearing liabilities	90,230	29,061	119,291	38,650	—	157,941

Interest sensitive gap:
For indicated period	$(4,025)	$(4,366)	$(8,391)	$17,600	$11,054	$20,263

Cumulative	$(4,025)	$(8,391)	$(8,391)	$9,209	$20,263	$20,263

Ratio of earning assets to interest bearing liabilities:
For indicated period	96%	85%	93%	146%	—	113%
Cumulative	96%	93%	93%	106%	113%	113%

(1)	At amortized cost, includes impact of anticipated mortgage-backed prepayments and agency calls.

(2)	Excludes nonaccrual loans.

(3)	All NOW, money market and savings accounts are reflected as interest-sensitive within three months. NOW accounts, savings and certain money market accounts are not totally interest-sensitive in all interest rate environments. If NOW, money market and savings accounts were not considered interest-sensitive, the earning assets to interest bearing liabilities ratio at the one year horizon would have been 182%.

(4)	Each column includes earning assets and interest-bearing liabilities that are estimated to mature or reprice within the respective time frame. The table includes all floating rate balance sheet items as “within three months” regardless of maturity. This presentation considers nonearning assets (cash and due from banks, premises and equipment and other assets), noninterest-bearing liabilities (demand deposits and other liabilities) and shareholders’ equity to be noninterest-sensitive, and these items are not included in the table.

      Derivatives. We may use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At March 31, 2002, December 31, 2001 and December 31, 2000, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management

      The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

      Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

      Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

      At March 31, 2002, we had approximately $18.4 million of liquid assets compared to $18.6 million at December 31, 2001 and $17.2 million at December 31, 2000. For purposes of liquidity management, liquid assets are cash and cash equivalents and the anticipated cash flows from available-for-sale securities for the next year. This amount represented 10% of our total earning assets at March 31, 2002 compared to 11% at December 31, 2001 and 44% at December 31, 2000.

      Our consolidated statement of cash flows shows net cash provided or used by operating, investing and financing activities. These activities resulted in net cash used of $82,000 for the three months ended March 31, 2002 compared to net cash used of $7,639,000 for the three months ended March 31, 2001. For the three months ended March 31, 2002, we provided $365,000 in net cash from operating activities compared to using for operating activities $987,000 during the three months ended March 31, 2001. Net cash used for investing activities amounted to $17.7 million for the three months ended March 31, 2002 as we deployed funds received from financing activities in earning assets and premises and equipment.

      The consolidated statement of cash flows shows net cash used of $606,000 for fiscal year 2001 compared to net cash provided of $15.2 million for the period from February 28, 2000 (inception) to December 31, 2000. For the year ended December 31, 2001, we used approximately $1,206,000 for operations, which was $1,531,000 less than the $2,737,000 used in the previous period. The period from February 28, 2000 (inception) through December 31, 2000 included our development stage and initial operating period. Net cash used for investing activities during fiscal 2001 amounted to approximately $136.5 million as we deployed funds received from financing activities in earning assets and premises and equipment.

      At March 31, 2002, we had unfunded loan commitments outstanding of $38.1 million and outstanding standby letters of credit of $5,419,000 Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. To date, Pinnacle National has been able to fund its ongoing liquidity needs through attraction of additional deposits or liquidation of Federal funds sold. At March 31, 2002, Pinnacle National had accommodations with upstream correspondent banks for unsecured short-term advances of approximately $16 million. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of March 31, 2002, which by their terms have contractual maturity dates subsequent to March 31, 2002:

	Within	One Year to	Four Years to	Over
	One Year	Three Years	Five Years	Five Years	Totals

	(Dollars in thousands)
Unfunded Commitments:
Letters of credit	$3,578	$1,841	$—	$—	$5,419
Lines of credit	24,255	4,482	607	8,756	38,100

Totals	$27,833	$6,323	$607	$8,756	$43,519

      In addition, during 2001 Pinnacle National became a member of the Federal Home Loan Bank of Cincinnati. As a result, Pinnacle National receives advances from the Federal Home Loan Bank of Cincinnati, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged under the borrowing agreements with the Federal Home Loan Bank of Cincinnati certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral.

      At March 31, 2002, Pinnacle National had received advances from the Federal Home Loan Bank of Cincinnati totaling $11.5 million at the following rates and maturities:

	Dollar Amount	Interest Rate

	(Dollars in thousands)
By Maturity Date:
April 17, 2003	$2,000	3.04%
April 25, 2003	1,500	2.84
June 18, 2003	3,000	3.13
October 17, 2003	2,000	3.42
March 29, 2004	3,000	4.38

	$11,500

Weighted average interest rate for advances		3.45%

      Based on the collateral pledged to the Federal Home Loan Bank of Cincinnati, Pinnacle National had additional capacity of approximately $6.3 million which it could use to secure additional advances, subject to Federal Home Loan Bank of Cincinnati requirements.

      At March 31, 2002, brokered certificates of deposit approximated $39.8 million, or 26.6% of total deposits. We issue these brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds are for varying maturities from six months to two years and are issued at rates which are competitive to rates we would be required to pay to attract similar deposits from the local market as well as rates for Federal Home Loan Bank of Cincinnati advances of similar maturities. We consider these deposits to be a ready source of liquidity under current market conditions.

      At March 31, 2002, we had no significant capital expenditure commitments.

      The following table presents additional information about our contractual obligations as of March 31, 2002, which by their terms have contractual maturity and termination dates subsequent to March 31, 2002:

	Within	One Year to	Four Years to	Over
	One Year	Three Years	Five Years	Five Years	Totals

	(Dollars in thousands)
Contractual Obligations:
Certificates of deposit	$46,331	$27,067	$82	$—	$73,480
Securities sold under agreements to repurchase	10,223	—	—	—	10,223
Federal Home Loan Bank advances	—	11,500	—	—	11,500
Federal funds purchased	2,500	—	—	—	2,500
Operating leases	391	812	854	2,242	4,299

Totals	$59,445	$39,379	$936	$2,242	$102,002

      Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Impact of Inflation

      The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation.

BUSINESS

Overview

      Pinnacle Financial is a Tennessee corporation that was incorporated on February 28, 2000 to organize and serve as the holding company for Pinnacle National, a national bank chartered under the laws of the United States. Pinnacle National commenced its banking operations on October 27, 2000, and operates as a community bank in an urban market emphasizing personalized banking relationships with individuals and businesses located within the Nashville MSA. We own 100% of the capital stock of Pinnacle National.

      There were 82 commercial banks chartered in the United States during the last half of 2000. Based on FDIC information as of December 31, 2001, Pinnacle National was the fastest growing of those banks in terms of total assets. As of March 31, 2002, we had grown the assets of Pinnacle National to $192 million, more than twice our original projections for the same time period. We believe that one of the principal factors contributing to our rapid growth thus far has been our ability to effectively position ourselves as a locally managed community bank committed to providing outstanding service and trusted financial advice.

      Opportunity. We believe there are three major trends in the Nashville MSA that strengthen our strategic market position as a locally managed community bank:

•	Customers generally perceive that service levels at banks are declining. We believe this is largely attributable to integration issues resulting from consolidation in the bank and brokerage industries. Additionally, small business owners want a reliable point of contact that is knowledgeable about their business and the financial products and services that are important to the success of their business.

•	Client usage of more sophisticated financial products continues to grow, causing traditional banks to lose market share to other types of financial services companies, such as mutual fund companies and securities brokerage firms.

•	There is significant growth in the demand for convenient access to financial services, particularly through ATMs, telephone banking and Internet banking.

      We believe that our primary market segments, which are small businesses with annual sales from $1 million to $25 million and affluent households with investable assets over $250,000, are more likely to be disaffected by the banking industry’s perceived decline in customer service and lack of financial product sophistication. To overcome these customer perceptions and attract business from these market segments, we have hired seasoned professionals, from both the banking and brokerage industries, and strategically designed our banking, investment and insurance products to meet the expected needs of our targeted market segments. Accordingly, our marketing philosophy is centered on delivering exceptional service and effective financial advice through highly trained personnel who understand and care about the broad financial needs and objectives of our clients.

      Business Strategies. To carry out our marketing philosophy, our specific business strategies have been and will continue to be:

•	hiring and retaining highly experienced and qualified banking and financial professionals with successful track records and, where possible, established books of business, with small businesses and affluent households within the Nashville MSA;

•	providing individualized attention with consistent, local decision-making authority;

•	offering a full line of financial services to include traditional depository and credit products, as well as sophisticated investment and insurance products;

•	capitalizing on customer dissatisfaction that we believe exists and that has been caused by our competitors’ less than satisfactory response to the financial needs of today’s sophisticated consumers and small- to medium-sized businesses;

•	building on our directors’ and officers’ diverse personal and business contacts, community involvement and professional expertise;

•	establishing a distribution strategy designed to prudently expand our physical and virtual market presence, thereby providing convenient banking access for our clients 24 hours a day; and

•	using technology and strategic alliances, including those established through Pinnacle National’s brokerage division, Pinnacle Asset Management, to provide a broad array of sophisticated and convenient products and services.

      We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating within the Nashville MSA and successfully attract and retain business relationships with small businesses and affluent households.

      Growth Strategies. To date, we have experienced rapid growth relative to the typical de novo bank, which we believe is a function of the successful execution of our business strategies. Our goal is to continue this rapid growth trend. To accomplish this objective, we plan to focus on the following growth strategies:

•	Continue to Take Market Share from Large, Non-Local Competitors. According to FDIC deposit information, the collective market share of deposits in the Nashville MSA of AmSouth (subsequent to its acquisition of First American), Bank of America and SunTrust declined from 60.3% to 53.5% during the five years ended June 30, 2001. With large, non-local financial institutions holding approximately 84% of the deposit base in the Nashville MSA and approximately 96% in Davidson County, we anticipate that we can continue to attract target customers who prefer local decision-making and interaction with financial professionals who can provide personalized and knowledgeable service.

•	Target Attractive Trade Areas in Our Market. Currently we have three branch offices in large, vibrant trade areas within the Nashville MSA. We plan to open a fourth location in 2002 in the Rivergate area of Davidson County, and thereafter selectively expand into other trade areas. According to FDIC data for June 30, 2001, the total deposits in areas surrounding these four locations represent approximately 50% of the total deposits in the entire Nashville MSA. Based on the profiles of our primary market segments, we have targeted and plan to continue to target those trade areas with attractive population densities and population growth characteristics.

•	Provide Innovative and Convenient Services. In addition to our branching strategy, we plan to continue to provide our customers with innovative and convenient banking and investment services which we believe are necessary to retain and attract existing and new business relationships. In particular, we will continue to employ a customer-oriented service approach, enhanced by user-friendly technologies, to enable us to differentiate ourselves from other banking and investment institutions. For example, we have established a sophisticated on-line banking and brokerage system for commercial cash management clients and affluent households, allowing them to pay bills, originate wire transfers, obtain account information, including front and back images of checks, and perform on-line stock trades. Additionally, for our commercial clients, we also provide a deposit courier service making it convenient for businesses to establish banking relationships with Pinnacle National.

•	Evaluate Merger and Acquisition Opportunities. Our long term strategy may also include strategic mergers with or acquisitions of financial institutions in the Nashville MSA or other attractive market areas. We will prudently evaluate these opportunities as they arise.

      Performance Plan. As indicated earlier, we have been able to grow Pinnacle National’s total assets to $192.5 million, more than twice our original projections for the same time period. In addition to the rapid growth in bank assets, as of March 31, 2002, Pinnacle Asset Management’s licensed financial advisors were responsible for accumulating approximately $169 million in brokerage assets as well. The rapid growth of Pinnacle National also enabled us to achieve profitability well in advance of our original projections. Our first profitable month was December 2001, just fourteen months after opening and eight months ahead of our original projections.

      The growth goals in our current financial plan, assuming we complete this offering, project that we will reach, without the benefit of any merger or acquisition activity, $300 million in total assets by the end of 2003 and $400 million in total assets by the end of 2004. If we achieve these desired growth targets, we believe that we will make significant strides in meeting our profitability goals. One of the profitability goals in our financial plan calls for consolidated return on assets of 1.0% by the second quarter of 2004. While the historical growth rate of our total assets from the commencement of Pinnacle National’s operations to March 31, 2002 outpaced the growth goals in our financial plan, this growth rate may not continue and should not be relied upon in determining the likelihood of meeting our future growth targets. We describe the potential risks of not meeting our growth targets under the heading “Risk Factors” beginning on page 8.

      Market Area. Pinnacle National’s primary service area, which comprises the Nashville metropolitan statistical area, includes the following counties:

• Cheatham County	• Davidson County
• Dickson County	• Robertson County
• Rutherford County	• Sumner County
• Williamson County	• Wilson County

      This area represents a geographic area that covers approximately 4,000 square miles and a population in excess of one million people.

      Nashville is a large, fast growing metropolitan market. It is the capital of Tennessee and, according to a Lehman Brothers research report, was one of the fastest growing MSAs in the United States during the 1990’s, ranking 18th among the 100 largest MSAs in terms of population growth. Nashville is projected by this report to be the 4th fastest growing MSA in terms of per capita income growth from 2000 to 2005 and to remain within the top twenty in future population growth for the same period.

      Pinnacle National’s main office is located in Nashville’s central business district in downtown Nashville. The downtown market consists of a variety of commercial establishments and entertainment venues. We believe that the downtown area is an important location for financial institutions requiring visibility within Nashville’s prominent commercial and private banking markets. Accordingly, we believe that this location is well suited for our bank’s business development efforts.

      In November 2000, Pinnacle National opened a branch office in Brentwood in Williamson County. In September 2001, Pinnacle National opened a second branch office in the Green Hills area of Nashville. Subject to regulatory approvals, Pinnacle National intends to open a third branch office in the Rivergate area of Davidson County in 2002. Management believes these additional offices have strengthened and will continue to strengthen Pinnacle National’s market presence, allowing it to grow its customer base more rapidly.

      The economic success of Pinnacle National’s primary service area depends heavily upon the economic viability of the metropolitan Nashville, Tennessee area. Nashville is the capital of Tennessee and a city that we believe is an important transportation, business and tourism center within the United States. Additionally, the metropolitan Nashville area has attracted a number of significant business relocations resulting in an expansion of its labor force into many different industry sectors.

      Pinnacle National’s current footprint of Davidson and Williamson Counties has very attractive demographics. According to a report prepared by a national market research firm, Williamson County’s population grew 60.5% from 81,000 in 1990 to 130,000 in 2001. Over the same time period, average household income in Williamson County increased 77% to $98,000. This report indicates that Davidson County’s population grew 12.5% from 511,000 in 1990 to 574,000 in 2001. Over this same time period, average household income in Davidson County increased 86% to $69,000.

      Our primary service area’s economic strength comes from its large employer base, which includes the national, state or corporate headquarters of a number of large enterprises such as Vanderbilt University and Medical Center, HCA Inc., Saturn Corporation, the Kroger Company and Nissan Motor Manufacturing Corporation USA. Additionally, according to the Nashville Area Chamber of Commerce, the regional economy has outperformed the state and national economies during the most recent recession and continues to benefit from low unemployment, consistent job growth, substantial outside investment and expansion and a well trained and growing labor force. We anticipate that these factors will continue to cause more businesses to relocate to, or start operations in, the Nashville MSA and, in turn, will increase the demand for depository and lending services within our market at a pace faster than national averages.

      Competition. According to FDIC data, bank and thrift deposits in the Nashville MSA grew from approximately $12.9 billion in June 1995 to more than $16.6 billion in June 2001. As of June 30, 2001, approximately 84% of this deposit base was controlled by large, multi-state banks headquartered outside of Nashville, which included AmSouth (headquartered in Birmingham, Alabama), Bank of America (headquartered in Charlotte, North Carolina), USBancorp (headquartered in Milwaukee, Wisconsin), SunTrust (headquartered in Atlanta, Georgia) and Union Planters Corporation (headquartered in Memphis, Tennessee). According to FDIC deposit information, the collective market share of deposits in the Nashville MSA of AmSouth (subsequent to its acquisition of First American), Bank of America and SunTrust declined from 60.3% to 53.5% during the five years ended June 30, 2001. Consequently, while large, multi-state institutions are well established in our market area, we believe the general trends indicate that a majority of the community banks in the Nashville MSA have been able to increase their deposit market share in recent years at the expense of these larger, multi-state banks.

      We also believe that positioning Pinnacle National solely as a community bank will not be enough to compete in today’s financial industry. In the wake of modern technology and the prosperity of the United States’ financial markets over the past decade, banking clients have generally become more sophisticated in their approach to selecting financial services providers. We believe that the most important criteria to our bank’s targeted clients when selecting a bank is their desire to receive exceptional customer service while being able to enjoy convenient access to a broad array of sophisticated financial products. Additionally, when presented with a choice, we believe that many of our bank’s targeted clients would prefer to deal with a locally-owned institution headquartered in Nashville, like Pinnacle National, as opposed to a large, multi-state bank, where many important decisions regarding a client’s financial affairs are made elsewhere.

Lending Services

      Lending Policy. Pinnacle National offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities. It competes for these loans with competitors who are well established in the Nashville MSA.

      Loan Approval And Review. Pinnacle National’s loan approval policies provide for various levels of officer lending authority. When the amount of total loans to a single borrower exceeds that individual officer’s lending authority, an officer with a higher lending limit or Pinnacle National’s board of directors or the executive committee of the board will determine whether to approve the loan request. Pinnacle National does not make any loans to any of its directors or executive officers unless its board of directors, excluding the interested party, first approves the loan, and the terms of the loan are no more favorable than would be available to any comparable borrower.

      Lending Limits. Pinnacle National’s lending activities are subject to a variety of lending limits imposed by federal law. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to Pinnacle National. In general, however, Pinnacle National is able to loan any one borrower a maximum amount equal to either:

•	15% of Pinnacle National’s total risk-based capital; or

•	25% of Pinnacle National’s total risk-based capital if the amount that exceeds 15% is fully secured by certain types of readily marketable collateral.

      Pinnacle National’s legal lending limit is approximately $2.7 million plus an additional $1.8 million, or a total of approximately $4.5 million, for loans that meet the federal collateral guidelines. These legal limits will increase or decrease as Pinnacle National’s capital increases or decreases as a result of its earnings or losses, the injection of additional capital or other reasons. In addition to these regulatory limits, Pinnacle National imposes upon itself an internal lending limit which is less than the prescribed legal lending limit, thus further reducing its exposure to any single borrower.

      Credit Risks. The principal economic risk associated with each category of loans that Pinnacle National expects to make is the creditworthiness of the borrower. General economic factors affecting a commercial or consumer borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s assets, clients, suppliers and employees. Many of Pinnacle National’s commercial loans are made to small- to medium-sized businesses that are sometimes less able to withstand competitive, economic and financial pressures than larger borrowers. During periods of economic weakness, these businesses may be more adversely affected than larger enterprises, and may cause increased levels of non-accrual or other problem loans, loan charge-offs and higher provision for loan losses.

      Commercial Loans. Pinnacle National’s commercial clients borrow for a variety of purposes. The terms of these loans will vary by purpose and by type of any underlying collateral and include equipment loans and working capital loans. Commercial loans may be unsecured, secured by accounts receivable or by other business assets. Pinnacle National also makes a variety of commercial real estate loans, residential real estate loans and real estate construction and development loans.

      Consumer Loans. Pinnacle National makes a variety of loans to individuals for personal, family, investment and household purposes, including secured and unsecured installment and term loans, home equity loans and home equity lines of credit.

Investment Securities

      In addition to loans, Pinnacle National has other investments primarily in obligations of the United States, obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation. The executive committee of the board of directors reviews the investment portfolio on an ongoing basis in order to ensure that the investments conform to Pinnacle National’s policy as set by the board of directors.

Asset and Liability Management

      Our ALCO, composed of senior managers of Pinnacle National, manages Pinnacle National’s assets and liabilities and strives to provide a stable, optimized net interest income and margin, adequate liquidity and ultimately a suitable after-tax return on assets and return on equity. The ALCO conducts these management functions within the framework of written policies that Pinnacle National’s board of directors has adopted. The committee works to maintain a balanced position between rate sensitive assets and rate sensitive liabilities.

      Additionally, we may use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities. We may use derivatives as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At December 31,

2001 and 2000, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Deposit Services

      Pinnacle National seeks to establish a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. To attract deposits, Pinnacle National has employed a marketing plan in its overall service area and features a broad product line and competitive rates and services. The primary sources of deposits are residents of, and businesses and their employees located in, the Nashville MSA. Pinnacle National obtains these deposits through personal solicitation by its officers and directors, direct mail solicitations and advertisements published in the local media.

Investment Services

      Pinnacle National has entered into a strategic alliance with LM Financial Partners, Inc., or LMFP, a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public from Pinnacle National’s locations. LMFP is a subsidiary of Legg Mason, Inc. and an affiliate of Legg Mason Wood Walker, Inc., the principal broker-dealer subsidiary of Legg Mason, Inc.

      Pinnacle National offers, through LMFP, non-FDIC insured investment products in order to assist Pinnacle National’s clients in achieving their financial objectives consistent with their risk tolerances. Pinnacle National’s suite of investment products include:

• Mutual Funds	• Fixed Annuities
• Variable Annuities	• Stocks
• Money Market Instruments	• Financial Planning
• Treasury Securities	• Asset Management Accounts
• Bonds	• Listed Options

      All of the financial products listed above are offered by LMFP from Pinnacle National’s main office and its other offices in Brentwood and Green Hills. Additionally, we believe that the brokerage and investment advisory program offered by LMFP complements Pinnacle National’s general banking business, and further supports its business philosophy and strategy of delivering to our clients those products and services that meet their financial needs. Pinnacle National has developed a comprehensive compliance-monitoring program to further insure that Pinnacle National personnel deliver these products in a manner consistent with the various regulations governing such activities.

      Pinnacle National receives a minimum lease payment each month for each leased area, plus a percentage of commission credits and fees generated by the program. Pinnacle National remains responsible for various expenses associated with the program, including promotional and advertising expenses, furnishings and equipment expenses for the leased areas, and general personnel costs.

      Additionally, Pinnacle National offers various life and health insurance products through Legg Mason Financial Services, Inc., or LMFS, a licensed insurance agency and affiliate of LMFP, in order to assist clients in achieving their financial objectives. Pinnacle National’s agreement with LMFS is governed by the same brokerage program agreement and lease entered into with LMFP, as explained above. Pinnacle National has recently entered into an additional revenue sharing arrangement with a national life insurance company with respect to sales of standard insurance products from Pinnacle National’s premises. These products are sold by a licensed insurance agent who is not an employee of Pinnacle National, with Pinnacle National providing advertising and promotional services in addition to separate office space for the agent.

Other Banking Services

      Given client demand for increased convenience in accessing banking and investment services, Pinnacle National also offers a broad array of convenience-centered products and services, including 24 hour telephone and internet banking, debit cards, direct deposit and cash management services for small- to medium-sized businesses. Additionally, Pinnacle National is associated with a nationwide network of automated teller machines that our clients are able to use throughout Tennessee and other regions. In most cases, Pinnacle National reimburses its clients for any fees that may be charged to the client for utilizing the nationwide ATM network. Pinnacle National does not plan to exercise trust powers during its initial years of operation, but may do so in the future subject to the approval of the OCC.

      Pinnacle National also offers its targeted commercial clients a courier service which picks up non-cash deposits from the client’s place of business. Pinnacle National provides this service through a third party that is approved by the State of Tennessee Public Service Commission for bank-related work.

Employees

      At May 8, 2002, Pinnacle National employed 52 employees of which 51 were full time. Pinnacle National considers its relationship with all employees to be excellent. We do not have any employees separate from Pinnacle National.

SUPERVISION AND REGULATION

      Both Pinnacle Financial and Pinnacle National are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of Pinnacle Financial’s and Pinnacle National’s operations. These laws and regulations are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework which apply.

Pinnacle Financial

      We are a bank holding company under the federal Bank Holding Company Act of 1956. As a result, we are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

      Acquisition of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

      Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

      Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we or any other bank holding company located in Tennessee may purchase a bank located outside of Tennessee. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Tennessee may purchase a bank located inside Tennessee. In each case, however, state law restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Tennessee law prohibits a bank holding company from acquiring control of a Tennessee-based financial institution until the target financial institution has been in operation for five years. As a result, no bank holding company may acquire control of us until after the fifth anniversary date of the issuance of Pinnacle National’s charter by the OCC.

      Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

      Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

      Permitted Activities. The Gramm-Leach-Bliley Act of 1999 amends the Bank Holding Company Act and expands the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, which is described below, we may engage in activities that are:

•	financial in nature;

•	incidental to a financial activity; or

•	complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

      The Gramm-Leach-Bliley Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident to banking or managing or controlling banks;

•	activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

      The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the Treasury, to determine activities in addition to those listed above that are financial in nature or incidental to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the Bank Holding Company and Gramm-Leach-Bliley Acts, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services.

      To qualify to become a financial holding company, any of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate in the future, we may seek to become a financial holding company.

      Under the Bank Holding Company Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	acquiring or servicing loans;

•	leasing personal property;

•	conducting discount securities brokerage activities;

•	performing selected data processing services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

      Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

      Support of Subsidiary Institutions. Under Federal Reserve policy, we are expected to act as a source of financial strength for our subsidiary, Pinnacle National, and to commit resources to support Pinnacle National. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Pinnacle National would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Pinnacle National

      Pinnacle National is a national bank chartered under the federal National Bank Act. As a result, it is subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines Pinnacle National’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, Pinnacle National’s deposits are insured by the FDIC to the maximum extent provided by law. Pinnacle National also is subject to numerous state and federal statutes and regulations that will affect its business, activities and operations.

      Branching. While the OCC has authority to approve branch applications, national banks are required by the National Bank Act to adhere to branching laws applicable to state chartered banks in the states in which they are located. With prior regulatory approval, Tennessee law permits banks based in the state to either establish new or acquire existing branch offices throughout Tennessee. Pinnacle National and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states’ laws. Tennessee law, with limited exceptions, currently permits branching across state lines either through interstate merger or branch acquisition. Tennessee, however only permits an out-of-state bank, short of an interstate merger, to branch into Tennessee through branch acquisition on a reciprocal basis. Consequently, only banks located in states that allow interstate branching through branch acquisition are permitted to branch into Tennessee by acquiring an existing branch operating within Tennessee. This provides a limited barrier of entry into the Tennessee banking market, which protects us from an important segment of potential competition. However, because Tennessee does not permit start-up branching in Tennessee by an out-of-state bank, Pinnacle National’s ability to branch in another state by establishing a new start-up branch may be similarly limited.

      FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at an annual rate of approximately $0.176 cents per $100 of deposits as of the second quarter of 2002.

      The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Adequacy

      We and Pinnacle National are required to comply with the capital adequacy standards established by the Federal Reserve, in our case, and the OCC, in the case of Pinnacle National. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Pinnacle National is also subject to risk-based and leverage capital requirements adopted by the OCC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risks weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

      The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. At December 31, 2001, our ratio of total capital to risk-weighted assets was 11.2% and our ratio of Tier 1 capital to risk-weighted assets was 10.1%.

      In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2001, our leverage ratio was 11.6%. The guidelines also provide that bank holding companies experiencing internal growth, as is our case, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

      Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Prompt Corrective Action

      The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

      An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution and a lower capital category based on supervisory factors other than capital.

      As of March 31, 2002, Pinnacle National was considered well capitalized by its primary regulator.

Payment of Dividends

      We are a legal entity separate and distinct from Pinnacle National. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that Pinnacle National pays to us as its sole shareholder. Statutory and regulatory limitations apply to Pinnacle National’s payment of dividends to us as well as to our payment of dividends to our shareholders.

      Pinnacle National is required by federal law to obtain the prior approval of the OCC for payments of dividends if the total of all dividends declared by our board of directors in any year will exceed (1) the total of Pinnacle National’s net profits for that year, plus (2) Pinnacle National’s retained net profits of the preceding two years, less any required transfers to surplus.

      The payment of dividends by us and Pinnacle National may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of the OCC, Pinnacle National was engaged in or about to engage in an unsafe or unsound practice, the OCC could require, after notice and a hearing, that Pinnacle National stop or refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See “Prompt Corrective Action” above.

Restrictions on Transactions with Affiliates

      Both Pinnacle Financial and Pinnacle National are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

      The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Pinnacle National must also comply with other provisions designed to avoid the taking of low-quality assets.

      Pinnacle Financial and Pinnacle National are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

      Pinnacle National is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment

      The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the OCC or the FDIC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Pinnacle National. Under the Gramm-Leach-Bliley Act, banks with aggregate assets of not more than $250 million are subject to a Community Reinvestment Act examination only once every 60 months if the bank receives an outstanding rating, once every 48 months if it receives a satisfactory rating and as needed if the rating is less than satisfactory. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

Privacy

      Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. Pinnacle National has established a privacy policy to ensure compliance with federal requirements.

Other Consumer Laws and Regulations

      Interest and other charges collected or contracted for by Pinnacle National are subject to state usury laws and federal laws concerning interest rates. For example, under the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military. Pinnacle National’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

      Pinnacle National’s deposit operations are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Anti-Terrorism Legislation

      In the wake of the tragic events of September 11th, on October 26, 2001, the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers.

      In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. Pinnacle National currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

      New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

      Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve’s statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information concerning our directors and executive officers as of May 8, 2002:

Name	Age	Position(3)

M. Terry Turner	47	President, Chief Executive Officer and Director
Robert A. McCabe, Jr.	51	Chairman of the Board and Chief Financial Services Officer
Hugh M. Queener	46	Executive Vice President, Chief Administrative Officer
James E. White	49	Executive Vice President and Chief Credit Officer
Joanne B. Jackson	44	Executive Vice President and Client Services Group Manager
Harold R. Carpenter, Jr.	43	Senior Vice President and Chief Financial Officer
Sue G. Atkinson	61	Director
Gregory L. Burns(2)	46	Director
Colleen Conway-Welch(2)	57	Director
Clay T. Jackson(1)(2)	48	Director
John E. Maupin, Jr.	53	Director
Robert E. McNeilly, Jr.(1)	69	Director
Dale W. Polley(1)	52	Director
Linda E. Rebrovick(1)	46	Director
James L. Shaub, II(2)	44	Director
Reese L. Smith, III(1)	53	Director

(1)	Member of the Audit Committee of the Board of Directors.

(2)	Member of the Human Resources Committee of the Board of Directors.

(3)	With the exception of Mr. Burns and Ms. Rebrovick, each of our directors has been a director since our inception. Mr. Burns and Ms. Rebrovick were appointed to our board of directors in June 2001.

      M. Terry Turner is our president and chief executive officer. Mr. Turner joined Park National Bank, Knoxville, Tennessee in 1979 where he held various management positions, including senior vice president of the bank’s commercial division. In 1985, Mr. Turner joined First American National Bank, Nashville, Tennessee, as a result of its acquisition of Park National Bank. Mr. Turner served from January 1994 until November 1998 as president of the retail bank of First American National Bank. From November 1998 until October 1999, he served as president of the Investment Services Group of First American Corporation. Mr. Turner’s banking career at First American in Nashville covered 14 years, and entailed executive level responsibilities for almost all aspects of its banking and investment operations.

      Robert A. McCabe, Jr. began his banking career with the former Park National Bank of Knoxville, Tennessee, as an officer trainee in 1976. From 1976 to 1984, Mr. McCabe held various positions with Park National Bank in Knoxville, including senior vice president, until the acquisition of Park National by First American National Bank in 1985. Mr. McCabe joined First American as an executive vice president of the retail bank of First American National Bank of Nashville, a position he held until 1987 when First American promoted him to president and chief operating officer of the First American National Bank of Knoxville. In 1989, Mr. McCabe was given added responsibility by being named president and chief operating officer for First American’s east Tennessee region. Mr. McCabe continued in that position until 1991, when First American selected him as president of First American’s Corporate Banking division, and shortly thereafter, as president of its General Banking division. In 1994, First American appointed Mr. McCabe as a vice chairman of First American Corporation.

      In March 1999, Mr. McCabe was appointed by First American to manage all banking and non-banking operations, a position he held until First American’s merger with AmSouth in October 1999. Mr. McCabe serves as a director of National Health Investors of Murfreesboro, Tennessee.

      Hugh M. Queener was employed by AmSouth from 1999 to 2000, serving as an executive vice president in the consumer banking group in Nashville. Prior to the merger with AmSouth, Mr. Queener was employed by First American National Bank from 1987 to 1999, serving mostly recently as executive vice president in charge of retail lending from 1987 to 1999.

      James E. White was employed by AmSouth from 1999 to 2000, serving as executive vice president — group sales manager for the private banking group in Nashville. Prior to the merger with AmSouth, Mr. White was employed by First American National Bank from 1991 to 1999, serving in a variety of roles in the commercial and private banking areas, including private banking group manager in 1998 and 1999 and president of the middle region of Tennessee in 1997 and 1998.

      Joanne B. Jackson was employed by AmSouth from 1999 to 2000 as the business banking team leader in Nashville, Tennessee. Prior to the merger with AmSouth, Ms. Jackson was employed as a senior vice president at First American National Bank from 1994 to 1999, serving in a variety of roles focusing on the small business market.

      Harold R. Carpenter, Jr. was employed by AmSouth from 1999 to 2000 as a senior vice president in the finance group in Nashville, Tennessee. Prior to the merger with AmSouth, Mr. Carpenter was employed by First American National Bank as senior vice president from 1994 to 1999, serving most recently as the financial manager for the Tennessee, Mississippi and Louisiana areas. Mr. Carpenter was employed by the national accounting firm, KPMG, from 1982 to 1994.

      Sue G. Atkinson has been chairman of Atkinson Public Relations of Nashville, Tennessee since 1986.

      Gregory L. Burns serves as chairman of the board and chief executive officer for O’Charley’s Inc. Mr. Burns joined O’Charley’s in 1983 as controller, and later held the positions of executive vice president, chief financial officer and president.

      Colleen Conway-Welch is the dean and chief executive officer of the Vanderbilt University School of Nursing in Nashville, Tennessee, a position she has held since 1984. Ms. Conway-Welch’s professional activities include or have included serving as a member of the board of directors for Caremark RX, Inc. and RehabCare Group.

      Clay T. Jackson has served as president and a principal of Cooper, Love & Jackson, an independent insurance agency providing a full range of personal and commercial insurance products, since 1989.

      John E. Maupin, Jr. is president and chief executive officer of Meharry Medical College, a position he has held since 1994. Dr. Maupin came to Meharry from the Morehouse School of Medicine in Atlanta, Georgia, where he served as executive vice president from 1989 to 1994. He currently serves on the Board of Directors of LifePoint Hospitals, Inc., VALIC Companies I and II of American International Group Inc., US Life Income Fund and Monarch Dental Corporation.

      Robert E. McNeilly, Jr. is a retired banker, and is currently a board member of the Ragland Corporation, a privately-owned, real estate holding company. From 1993 to 1996, Mr. McNeilly served as president of First American Trust Company, Nashville, Tennessee, and from 1986 to 1993, as the chairman of First American National Bank.

      Dale W. Polley retired as a vice chairman and member of the board of directors of First American Corporation and First American National Bank in 1999. In the nine years preceding these positions, Mr. Polley served in various executive management positions at First American, which included serving as its president from 1997 to 1999. Before joining First American in 1991, Mr. Polley was group executive vice president and treasurer for C&S/ Sovran Corporation, and held various positions within Sovran before its merger with C&S. Mr. Polley joined Sovran from Commerce Union Bank of Nashville where he was its executive vice president and chief financial officer. Mr. Polley serves on the board of directors of O’Charley’s Inc.

      Linda E. Rebrovick currently serves as chief marketing officer and executive vice president for KPMG Consulting Inc. Ms. Rebrovick was previously managing partner for KPMG, LLP’s Health Care Consulting Practice and chairman of the board process committee for the KPMG, LLP Board of Directors. She has 22 years of experience in consulting, including work for International Business Machines (IBM) as business unit executive for its Tennessee Consulting & Systems Integration Services.

      James L. Shaub, II is president and chief executive officer of Southeast Waffles, LLC, a multi-state Waffle House franchisee based in Nashville.

      Reese L. Smith, III is president of Haury & Smith Contractors, Inc., a real estate development and home building firm. From 1996 to 1999, Mr. Smith served as a board member of First Union National Bank of Nashville, and was a founder and director of Brentwood National Bank from its inception in 1991 to 1996.

Executive Compensation

      Executive Officer Compensation. The following table sets forth information concerning the annual and long-term compensation for services in all capacities of our and our bank’s chief executive officer and our bank’s five other most highly compensated executive officers. The table reports these named executive officers’ compensation for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) through December 31, 2000.

Summary Compensation Table

		Annual Compensation			Long-term Compensation

		Salary	Bonus	All Other	Number of Securities
Named Executive Officer Principal Position	Year	($)	($)	Compensation ($)	Underlying Options

M. Terry Turner	2001	220,000	—	—	7,500
Chief Executive Officer	2000	183,250	—	—	45,000
Robert A. McCabe, Jr.	2001	220,000	—	—	7,500
Chairman and Chief	2000	91,156	—	—	45,000
Financial Services Officer
Hugh M. Queener	2001	160,000	—	—	4,500
Chief Administrative Officer	2000	119,384	—	—	30,000
James E. White	2001	140,000	—	—	3,500
Chief Lending Officer	2000	58,333	42,000	—	10,000
Joanne B. Jackson	2001	112,500	14,000	—	3,000
Client Services Group Manager	2000	51,333	—	—	5,000
Harold R Carpenter, Jr.	2001	112,500	8,500	—	3,000
Chief Financial Officer	2000	51,333	—	—	2,000

      Option Grants in 2001. The following table sets forth information at December 31, 2001, concerning stock options granted in 2001 to the named executive officers listed in the Summary Compensation Table above. We have not granted any stock appreciation rights, restricted stock or stock incentives other than stock options.

Option Grants in Last Fiscal Year

	Number of
	Securities	Percent of
	Underlying	Total Options	Exercise	Expiration Date
	Options	Granted to All	Price	of Option
Name	Granted (1)	Employees	Per Share	Grant

M. Terry Turner	7,500	14.1%	$7.64	March 31, 2011
Robert A. McCabe, Jr.	7,500	14.1%	$7.64	March 31, 2011
Hugh M. Queener	4,500	8.5%	$7.64	March 31, 2011
James E. White	3,500	6.6%	$7.64	March 31, 2011
Joanne B. Jackson	3,000	5.6%	$7.64	March 31, 2011
Harold R Carpenter, Jr.	3,000	5.6%	$7.64	March 31, 2011

(1)	The options were granted to the named executive officers on March 31, 2001 pursuant to our 2000 Stock Incentive Plan. The options were granted at exercise prices determined by the closing price of our common stock on the Nasdaq over-the-counter bulletin board on the trading day closest to the date of grant.

      All of our options are issued pursuant to our 2000 Stock Incentive Plan and vest in 20% increments beginning one year from the date of grant and vest each year for the following four years. Vesting for all options will be accelerated in the event of a “change of control,” (unless the “change of control” occurs prior to October 28, 2003, in which case the options will accelerate at a rate of 33 1/3% per year on October 28, 2001, 2002 and 2003, respectively). A “change of control” generally means the acquisition by a person or group of 40% or more of our or Pinnacle National’s voting securities; a change in the majority of the members of our board of directors over a twelve month period (unless the new directors were approved by a two-thirds majority of prior directors); a merger, consolidation or reorganization in which our shareholders before the merger own 50% or less of the voting power after the merger; or the sale, transfer or assignment of all or substantially all of our or our subsidiaries’ assets to any third party.

      Aggregate Option Exercises in 2001 and Option Value at Year End. The following table sets forth, as of December 31, 2001, information on options granted to the named executive officers under the 2000 Stock Incentive Plan:

Aggregate Option/ Exercises in Last Fiscal Year and

Fiscal 2001 Year-End Option/ Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options		in-the-money options
	Acquired		at December 31, 2001		at December 31, 2001(1)
	On	Value
Name	Exercise (2)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

M. Terry Turner	—	—	9,000	43,500	$2,250	$28,575
Robert A. McCabe, Jr.	—	—	9,000	43,500	2,250	28,575
Hugh M. Queener	—	—	6,000	28,500	1,500	17,745
James E. White	—	—	2,000	11,500	500	11,135
Joanne B. Jackson	—	—	1,000	7,000	250	8,830
Harold R Carpenter, Jr.	—	—	400	4,600	100	8,230

(1)	Based on the closing price for our common stock on the Nasdaq over-the-counter bulletin board at December 31, 2001 of $10.25 per share.

(2)	No named executive officer exercised any options in 2001.

      In January 2002, the Human Resources Committee granted stock options at an exercise price equal to the fair market value as of the grant date (February 1, 2002 or $9.92 per share) to purchase shares set forth to the following persons or groups: M. Terry Turner, 22,500 shares; Robert A. McCabe, Jr., 22,500 shares; Hugh M. Queener, 13,500 shares; James E. White, 7,000 shares; Joanne B. Jackson, 6,000 shares; Harold R. Carpenter, Jr., 6,000 shares; all named executive officers as a group, 77,500 shares; and all employees as a group, 124,500 shares. These options expire on February 1, 2012.

Employment Agreements

      On August 1, 2000, we entered into a three-year employment contract with M. Terry Turner, our president and chief executive officer. The agreement automatically renews for an additional day each day after March 31, 2000, so that it always has a three-year term, unless any of the parties to the agreement gives notice of intent not to renew the agreement. The contract provides that Mr. Turner will receive an initial annual salary of $220,000 and an annual bonus as determined by our board of directors. Additionally, Mr. Turner receives other benefits under the employment contract including an incentive stock option to purchase 45,000 shares of common stock at an exercise price of $10 per share pursuant to our 2000 Stock Incentive Plan that has been granted to him. The stock option becomes exercisable in equal one-fifth annual increments over a five-year period. The first installment vested on August 17, 2001 and the remaining four installments vest on August 17, 2002, 2003, 2004 and 2005. Additionally, under the terms of this agreement with Mr. Turner, we are obligated to pay Mr. Turner his base salary for the following terminating events:

Payment Obligation Terminating Event	In relation to Base Salary

Mr. Turner becomes permanently disabled	Maximum of six months
Pinnacle National terminates Mr. Turner’s employment without cause, as defined in the agreement	End of agreement’s term
Mr. Turner terminates his employment for cause, as defined	Maximum of twelve months
Mr. Turner terminates his employment within twelve months after a change of control, as defined	Three times base salary and target bonus, plus benefits

      We also entered into a three-year employment contract with Robert A. McCabe, Jr., our chairman of the board and chief financial services officer, on August 1, 2000. The agreement automatically renews for an additional day each day after August 1, 2000, so that it always has a three-year term, unless any of the parties to the agreement gives notice of intent not to renew the agreement. The contract provides that Mr. McCabe will receive an initial annual salary of $220,000 and an annual bonus as determined by the board of directors. Additionally, Mr. McCabe receives other benefits under the employment contract including an incentive stock option to purchase 45,000 shares of common stock at an exercise price of $10 per share pursuant to the Company’s 2000 Stock Incentive Plan that has been granted to him. The stock option is exercisable in equal one-fifth annual increments over a five-year period beginning on August 17, 2001. Additionally, under the terms of this agreement with Mr. McCabe, we are obligated to pay Mr. McCabe his base salary under the same terms and conditions as described above under Mr. Turner’s agreement for certain terminating events.

      We also entered into a three-year employment contract with Hugh M. Queener, our chief administrative officer, on December 4, 2000. The agreement automatically renews for an additional day each day after April 1, 2000, so that it always has a three-year term, unless any of the parties to the agreement gives notice of intent not to renew the agreement. The contract provides that Mr. Queener will receive an initial annual salary of $160,000 and an annual bonus as determined by the board of directors. Additionally, Mr. Queener receives other benefits under the employment contract including an incentive stock option to purchase 30,000 shares of common stock at an exercise price of $10 per share pursuant to the Company’s 2000 Stock Incentive Plan that has been granted to him. The stock option is exercisable in equal one-fifth annual increments over a five-year period beginning on August 17, 2001. Additionally, under the terms of this agreement with Mr. Queener, we are obligated to pay Mr. Queener his base salary under the same terms and conditions as described above under Mr. Turner’s agreement for certain terminating events.

      As discussed above, the employment agreements set forth above for Messrs. Turner, McCabe and Queener, contain provisions that if the executive terminates his employment with us for “cause” within a year following a “change of control”, the executive shall be entitled to a severance payment equal to three times the executive’s then current salary and target bonus. The executive will also receive three years of health plan benefits provided by us subsequent to his termination. In addition, the executive will be indemnified by us for any excise tax due under Section 4999 of the Internal Revenue Code of an amount sufficient to place the executive in the same after-tax position as the executive would have been had no excise tax been imposed upon or incurred or paid by the executive.

Director Compensation

      Our directors are paid $500 for each board meeting attended, $250 for committee chairmanships paid on a quarterly basis and $250 for attendance at board committee meetings. Those directors who are also employees of Pinnacle National or ours receive no additional compensation for being one of our directors. Additionally, directors do not receive separate compensation for serving on Pinnacle National’s board of directors.

RELATED PARTY TRANSACTIONS

      We and Pinnacle National have banking and other business transactions in the ordinary course of business with our and Pinnacle National’s directors and officers and their affiliates, including members of their families and corporations, partnerships or other organizations in which the directors and officers have a controlling interest. These transactions are on substantially the same terms (including price, interest rate and collateral) as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, these transactions do not involve more than the normal risk of collectibility or present other unfavorable features to us or Pinnacle National.

      Atkinson Public Relations, of which Sue G. Atkinson is chairman, provides various services for us subject to an agreement which was approved by our board of directors. For the year ended December 31, 2001, we incurred approximately $112,000 in expense for services rendered by this public relations company.

      On September 28, 2001, we concluded a private placement of our common stock to certain accredited investors pursuant to Regulation D and Section 4(2) of the Securities Act of 1933. In the private placement, we received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share for our common stock. Directors, named executive officers, and members of their immediate families and certain beneficial owners that hold more than five percent of our outstanding stock purchased the following shares issued in connection with the private placement:

	Number of	Aggregate price
	Shares purchased	of shares acquired
Name	in Private Placement	at $9 per share

Directors:
Sue G. Atkinson	5,600	$50,400
Gregory L. Burns	2,778	25,002
Colleen Conway-Welch	—	—
Clay T. Jackson	27,779	250,011
John R. Maupin, Jr., D.D.S	—	—
Robert A. McCabe, Jr.	27,778	250,002
Robert E. McNeilly, Jr.	2,778	25,002
Dale W. Polley	2,800	25,200
Linda E. Rebrovick	2,780	25,020
James L. Shaub, II	2,778	25,002
Reese L. Smith, III	3,000	27,000
M. Terry Turner	5,600	50,400
Named Executive Officer:
Hugh M. Queener	11,500	103,500
James E. White	6,000	54,000
Joanne B. Jackson	—	—
Harold R. Carpenter, Jr.	10,500	94,500
Beneficial owner in excess of 5% of shares outstanding:
ALFA Mutual Fire Insurance Company	55,000	495,000

Totals	166,671	$1,500,039

PRINCIPAL SHAREHOLDERS

      The following table lists, as of May 8, 2002, the number of shares of common stock beneficially owned by certain beneficial owners whereby their ownership is in excess of five percent of our outstanding common stock. The information shown below is based upon information known by us.

		Percent of
	Number of Shares	All Shares
Name and Address	Beneficially Owned	Outstanding(1)

ALFA Mutual Fire Insurance Company	155,000(2)	6.70%
P.O. Box 11000 Montgomery, Alabama 36191
Montgomery, Alabama 36191

(1)	Computed in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

(2)	Based solely on information contained in a Schedule 13G filed by ALFA Mutual Fire Insurance Company with the Securities and Exchange Commission on February 8, 2002.

      The following table lists, as of May 8, 2002, the number of shares of common stock beneficially owned by each of our current directors, each named executive officer listed in the Summary Compensation Table, and all of our directors and executive officers, as a group. The information shown below is based upon information furnished to us by the named persons.

	Number of Shares	Percent of
	Beneficially	All Shares
Name	Owned (1)(2)	Owned(2)

Directors:
Sue G. Atkinson	17,267	0.74%
Gregory L. Burns	5,293	0.23%
Colleen Conway-Welch	11,667	0.50%
Clay T. Jackson	66,445	2.79%
John R. Maupin, Jr., D.D.S	1,167	0.05%
Robert A. McCabe, Jr.	129,377	5.30%
Robert E. McNeilly, Jr.	31,944	1.36%
Dale W. Polley	30,966	1.32%
Linda E. Rebrovick	14,447	0.62%
James L. Shaub, II	31,944	1.36%
Reese L. Smith, III	28,000	1.20%
M. Terry Turner	104,424	4.32%
Named Executive Officers:
Hugh M. Queener	65,233	2.74%
James E. White	10,700	0.46%
Joanne B. Jackson	12,100	0.52%
Harold R. Carpenter, Jr.	15,200	0.65%
All directors and executive officers, as a group (16 persons)	576,174	23.98%

(1)	Each person is the record owner of and has sole voting and investment power with respect to his or her shares. Additionally, the address for each person listed is 211 Commerce Street Suite 300, Nashville, Tennessee 37201.

(2)	For each person, these amounts include common shares outstanding plus all common shares which could be acquired from the exercise of any vested warrants or options within 60 days of May 8, 2002 regardless of price. The percent of shares outstanding is computed by dividing the number of shares beneficially owned noted above by our total shares outstanding plus the number of shares which could be acquired from the exercise of any vested warrants or options within 60 days of May 8, 2002 regardless of price for each particular person or group. The number of shares which could be acquired from the exercise of any vested warrants or options within 60 days of May 8, 2002 regardless of price for each particular person is as follows: Ms. Atkinson (1,667 shares); Mr. Burns (0 shares); Ms. Conway-Welch (1,667 shares); Mr. Jackson (4,166 shares); Mr. Maupin (167 shares); Mr. McCabe (22,999 shares); Mr. McNeilly (4,166 shares); Mr. Polley (4,166 shares); Ms. Rebrovick (1,667 shares); Mr. Shaub (4,166 shares); Mr. Smith (5,000 shares); Mr. Turner (22,999 shares); Mr. Queener (12,733 shares); Mr. White (2,700 shares); Ms. Jackson (1,600 shares); Mr. Carpenter (1,000 shares) and all directors and executive offices, as a group (90,863 shares).

DESCRIPTION OF OUR CAPITAL STOCK

Common Stock

      Our charter authorizes our board of directors, without shareholder approval, to issue up to 10,000,000 shares of common stock, $1.00 par value. As of the date of this prospectus, 520,000 shares of our common stock were reserved for issuance under our stock incentive plan and 203,000 shares of our common stock were reserved for issuance upon the exercise of warrants previously granted to certain of our directors and executive officers who were our organizers.

      All shares of our common stock will be entitled to share equally in dividends from legally available funds, when, as and if declared by our board of directors. We do not anticipate that we will pay any cash dividends on our common stock in the near future. If we were to voluntarily or involuntarily liquidate or dissolve, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders. Each holder of common stock will be entitled to one vote for each share on all matters submitted to the shareholders. Whenever we issue new shares of capital stock, holders of our common stock will not have any right to acquire authorized but unissued capital stock of Pinnacle Financial. No cumulative voting, redemption, sinking fund or conversion rights or provisions apply to our common stock. All shares of our common stock issued in the offering as described in this prospectus will be fully paid and non-assessable.

Preferred Stock

      Our charter also authorizes our board of directors, without shareholder approval, to issue up to 10,000,000 shares of preferred stock, no par value. Our board of directors may determine the terms of the preferred stock. Preferred stock may have voting rights, subject to applicable law and as determined by our board of directors. Although we have neither issued, nor have any present plans to issue, any preferred stock, the ownership and control of us by the holders of our common stock would be diluted if we were to issue preferred stock that had voting rights.

Organizers’ Warrants

      In recognition of our organizers’ financial risk and efforts in organizing us and Pinnacle National, our organizers were offered, at no cost to them, warrants to purchase one additional share of our common stock, at $10.00 per share, for every two shares they purchased in our initial public offering. Our organizers were issued warrants to purchase an aggregate of 203,000 additional shares of our common stock. The warrants vest in one-third annual increments on August 18, 2001, August 18, 2002 and August 18, 2003. The warrants will remain exercisable until August 18, 2010. Additionally, if Pinnacle National’s capital falls below the minimum level determined by the OCC, we may be directed to require all of our organizers to exercise or forfeit their warrants.

Transfer Agent

      The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

SELECTED PROVISIONS OF OUR CHARTER AND BYLAWS

Protective Provisions

      General. Shareholders’ rights and related matters are governed by the Tennessee Business Corporation Act and our charter and bylaws. Our charter and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove our management or to gain control of us in a transaction not supported by our board of directors. These provisions are discussed in more detail below. In general, one purpose of these provisions is to assist our board of directors in playing a role in connection with attempts to acquire control of us. They allow the board of directors to further and protect our interests, and those of our shareholders as appropriate under the circumstances, by enhancing the board’s ability to maximize the value to be received by the shareholders upon a sale.

      Although our management believes the protective provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

      The protective provisions also may discourage open market purchases by a potential acquirer. These purchases could increase the market price of the common stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the provisions could decrease the market price of the common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also could make it more difficult and time consuming for a potential acquirer to obtain control of us by replacing our board of directors and management.

      Furthermore, the provisions could make it more difficult for our shareholders to replace our board of directors or management, even if a majority of the shareholders believes that replacing them would be in our best interests. As a result, the protective provisions could tend to keep the incumbent board of directors and management in place.

      Our charter also contains a provision that eliminates the potential personal liability of directors for monetary damages in specific circumstances. In addition, our bylaws contain provisions that provide for indemnification for our directors and officers. The protective provisions and the provisions relating to elimination of liability and indemnification of our directors and officers are discussed more fully below.

      Preferred Stock. The existence of preferred stock could impede a takeover of us without the approval of our board of directors. This is because our board of directors could issue shares of preferred stock to persons friendly to current management, which could render more difficult or discourage any attempt to gain control of us through a proxy contest, tender offer, merger or otherwise. In addition, the issuance of shares of preferred stock with voting rights may adversely affect the rights of the holders of our common stock and, in various circumstances, could decrease the market price of our common stock.

      Staggered Terms for Board of Directors. Our board of directors is divided into three classes. Directors serve staggered terms, which means that roughly one-third of the directors will be elected each year at our annual meeting of shareholders. The current term of our Class III directors expires in 2003, the current term of the Class I directors expires in 2004 and the current term of the Class II directors expires in 2005. Following election, a director will serve for a term of three years. This means that unless the existing directors were to resign, it would take at least two annual meetings of our shareholders to replace a majority of our directors. Any amendment of this provision adopted by less than two-thirds of the entire board of directors would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock; otherwise, the amendment would only require the affirmative vote of at least a majority of the outstanding shares of common stock.

      Change in Number of Directors. Our charter provides that any change in the number of our directors within the range set forth in our bylaws, or any change in the range itself as set forth in our bylaws, would have to be made by the affirmative vote of two-thirds of the entire board of directors or by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of common stock.

      Removal of Directors. Our charter provides that one or more directors may be removed for cause during their terms by the affirmative vote of two-thirds of the entire board of directors or by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of common stock entitled to vote in an election of directors. Directors may also be removed during their terms without cause only by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock entitled to vote in an election of directors. Any amendment of this provision adopted by less than two-thirds of the entire board of directors would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock; otherwise, the amendment would only require the affirmative vote of at least a majority of the outstanding shares of common stock.

      Supermajority Voting on Selected Transactions. Our charter, with exceptions, requires that any merger or similar transaction involving us or any sale or other disposition of all or substantially all of our assets will require the affirmative vote of a majority of our directors then in office and the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock. However, if our board of directors has approved the particular transaction by the affirmative vote of two-thirds of the entire board, then the applicable provisions of Tennessee law would govern and shareholder approval of the transaction would require only the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote on the transaction. Any amendment of this provision adopted by less than two-thirds of the entire board of directors would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock; otherwise, the amendment would only require the affirmative vote of at least a majority of the outstanding shares of common stock.

      Evaluation of an Acquisition Proposal. Our charter provides the factors that our board of directors must consider in evaluating whether an acquisition proposal made by another party is in our and our shareholders’ best interests. The term “acquisition proposal” refers to any offer of another party to:

•	make a tender offer or exchange offer for our common stock or any other equity security of ours;

•	merge or combine us with another corporation; or

•	purchase or otherwise acquire all or substantially all of the properties and assets owned by us.

      The board, in evaluating an acquisition proposal, is required to consider all relevant factors, including:

•	the expected social and economic effects of the transaction on our employees, our clients and other constituents, such as our suppliers of goods and services;

•	the payment being offered by the other corporation in relation to (1) our current value at the time of the proposal as determined in a freely negotiated transaction and (2) the board of directors’ estimate of our future value as an independent company at the time of the proposal; and

•	the expected social and economic effects on the communities within which we operate.

      We have included this provision in our charter because serving our community is one of the reasons we organized Pinnacle National. As a result, the board believes its obligation in evaluating an acquisition proposal extends beyond evaluating merely the payment being offered in relation to the market or book value of the common stock at the time of the proposal.

      While the value of what is being offered to shareholders in exchange for their stock is the main factor when weighing the benefits of an acquisition proposal, the board believes it is appropriate also to consider all other relevant factors. For example, the board will evaluate what is being offered in relation to the current value of Pinnacle Financial at the time of the proposal as determined in a freely negotiated transaction and in relation to the board’s estimate of the future value of Pinnacle Financial as an independent concern at the time of the proposal. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. The board believes that frequently the payment offered in such a situation, even though it may exceed the value at which shares are then trading, is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms that would reflect not only Pinnacle Financial’s current value, but also its future value.

      One effect of the provision requiring our board of directors to take into account specific factors when considering an acquisition proposal may be to discourage a tender offer in advance. Often an offeror consults the board of a target corporation before or after beginning a tender offer in an attempt to prevent a contest from developing. In our board’s opinion, this provision will strengthen its position in dealing with any potential offeror that might attempt to acquire us through a hostile tender offer. Another effect of this provision may be to dissuade shareholders who might be displeased with the board’s response to an acquisition proposal from engaging us in costly litigation.

      The applicable charter provisions would not make an acquisition proposal regarded by the board as being in our best interests more difficult to accomplish. It would, however, permit the board to determine that an acquisition proposal was not in our best interests, and thus to oppose it, on the basis of the various factors that the board deems relevant. In some cases, opposition by the board might have the effect of maintaining incumbent management.

      Any amendment of this provision adopted by less than two-thirds of the entire board of directors would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock; otherwise, the amendment would only require the affirmative vote of at least a majority of the outstanding shares of common stock.

Indemnification

      Our bylaws provide that our directors and officers will be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that we will advance to our directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes us with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

      When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide that we will indemnify our directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director or officer acted in a manner he or she, in good faith, believed to be in or not opposed to our best interests and, in the case of a criminal action or proceeding, if the director or officer had no reasonable cause to believe his or her conduct was unlawful. Our board of directors, shareholders or independent legal counsel determine whether the director or officer has met the applicable standard of conduct in each specific case.

      Our bylaws also provide that the indemnification rights contained in the bylaws do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than is provided for in the bylaws if we choose to do so, subject to approval by our shareholders. We may not, however, indemnify a director or officer for liability arising out of circumstances that would cause the director or officer to remain liable for his or her actions as described below under “Limitation of Liability.”

      The indemnification provisions of the bylaws specifically provide that we may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not we would have had the power to indemnify against such liability.

      Our bylaws further provide that, under similar limitations and conditions specified above for our directors and officers, we may provide indemnification for our employees and agents.

      We are not aware of any pending or threatened action, suit or proceeding involving any of our directors or officers for which indemnification may be sought.

Limitation of Liability

      Our charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to us and to our shareholders for breach of a duty as a director. There is no elimination of liability for:

•	a breach of the director’s duty of loyalty to us or our shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the Tennessee Business Corporation Act.

      This provision does not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

UNDERWRITING

      Trident Securities, a division of McDonald Investments Inc. is acting as the underwriter of the shares of common stock we are offering under this prospectus. Subject to the terms and conditions contained in the underwriting agreement between us and Trident dated as of the date of this prospectus, we have agreed to sell to Trident and Trident has agreed to purchase from us, the number of shares listed opposite Trident’s name below:

Number of
Name	Shares

Trident Securities, a division of McDonald Investments Inc.	1,200,000

Total	1,200,000

      The underwriting agreement provides that Trident is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

      We have agreed to indemnify Trident against certain liabilities, including liabilities under the Securities Act and to contribute to payments Trident may be required to make in respect of those liabilities.

      The shares of common stock are being offered by Trident, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for Trident and certain other conditions. Under the terms of the underwriting agreement, Trident has reserved the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Over-Allotment Option

      We have granted to Trident an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 180,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that Trident exercises this option, it will have a firm commitment to purchase all the shares that it informs us that it will purchase and we will be obligated to sell these additional shares to Trident to the extent the option is exercised. Trident may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus.

Commissions and Discounts

      Trident has advised us that it proposes initially to offer the shares to the public at the public offering price listed on the cover page of this prospectus and to dealers at that price less a concession which will not exceed $0.42 per share. Trident may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the public offering, Trident may change the offering price and other selling items.

      The following table shows the public offering price, the per share and total underwriting discounts and commissions that we will pay to Trident and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise by Trident of the over-allotment option to purchase additional shares.

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$10.25	$12,300,000	$14,145,000
Underwriting discounts and commissions	$0.70	$840,000	$966,000
Proceeds, before expenses, to us	$9.55	$11,460,000	$13,179,000

      The expenses of the offering, exclusive of the underwriting discounts, are estimated at $350,138 and are payable by us.

No Sales of Similar Securities

      We, and our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Trident.

Quotation on the Nasdaq SmallCap Market

      Our common stock is traded on the Nasdaq SmallCap Market under the symbol “PNFP.”

Price Stabilization and Short Positions

      In connection with this offering, Trident may engage in stabilizing transactions, over-allotment transactions, covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by Trident of shares of common stock in excess of the number of shares Trident is obligated to purchase. This creates a short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by Trident is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. Trident may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, Trident will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If Trident sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if Trident is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq SmallCap Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

      In connection with this offering, Trident and any selling group members who are market makers on the Nasdaq SmallCap Market may engage in passive market making transactions in our common stock on the Nasdaq SmallCap Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discounted when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

EXPERTS

      The consolidated financial statements of Pinnacle Financial Partners, Inc. and Subsidiary as of December 31, 2001 and 2000 and for the periods then ended are included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in giving these reports.

LEGAL MATTERS

      The validity of the shares of our common stock to be issued in this offering will be passed upon by Bass Berry & Sims PLC, Nashville, Tennessee. Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for Trident by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock being offered under this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and accompanying exhibits. This prospectus contains descriptions of certain agreements or documents that are exhibits to the registration statement. The statements as to the contents of such exhibits, however, are brief descriptions and are not necessarily complete, and each statement is qualified in all respects by reference to such agreement or document. In addition, we file annual, quarterly and other reports, proxy statements and other information with the SEC. Our current SEC filings and the registration statement and accompanying exhibits may be inspected without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this information at prescribed rates. The SEC also maintains a website that contains reports, proxy statements, registration statements and other information. The SEC website address is www.sec.gov. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the public reference room.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-3
Consolidated Statements of Operations for the fiscal year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000	F-4
Consolidated Statements of Stockholders’ Equity for the fiscal year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000	F-5
Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Balance Sheets as of March 31, 2002 (Unaudited) and December 31, 2001	F-24
Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2002 and March 31, 2001	F-25
Consolidated Statements of Cash Flows (Unaudited) for the three months ended March 31, 2002 and March 31, 2001	F-26
Notes to Unaudited Consolidated Financial Statements	F-27

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO PINNACLE FINANCIAL PARTNERS, INC.:

      We have audited the accompanying consolidated balance sheets of PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) through December 31, 2000. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Partners, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Nashville, Tennessee

May 8, 2002

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

ASSETS
Cash and due from banks	$5,686,226	$3,328,462
Federal funds sold and securities purchased under agreements to resell	8,895,850	11,860,000

Cash and cash equivalents	14,582,076	15,188,462
Securities available-for-sale, at fair value	19,885,834	7,115,942
Loans	134,439,642	12,407,108
Less allowance for loan losses	(1,832,000)	(162,378)

Loans, net	132,607,642	12,244,730
Premises and equipment, net	3,418,463	2,524,495
Other assets	4,945,346	1,968,665

Total assets	$175,439,361	$39,042,294

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$16,860,835	$1,916,443
Interest-bearing demand	8,615,076	1,370,855
Savings and money market accounts	54,077,238	15,751,534
Time	53,705,902	3,499,813

Total deposits	133,259,051	22,538,645
Securities sold under agreements to repurchase	14,657,693	406,000
Federal Home Loan Bank advances	8,500,000	—
Other liabilities	731,815	326,784

Total liabilities	157,148,559	23,271,429
Commitments and contingent liabilities
Stockholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $1.00; 10,000,000 shares authorized; 2,312,053 issued and outstanding in 2001 and 1,910,000 issued and outstanding in 2000	2,312,053	1,910,000
Additional paid-in capital	19,317,947	16,122,521
Accumulated deficit	(3,391,854)	(2,255,189)
Accumulated other comprehensive income (loss), net	52,656	(6,467)

Total stockholders’ equity	18,290,802	15,770,865

Total liabilities and stockholders’ equity	$175,439,361	$39,042,294

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Period from
	For the Year	February 28, 2000
	Ended	(Inception) to
	December 31, 2001	December 31, 2000

Interest income:
Loans, including fees	$4,863,803	$170,143
Taxable securities	934,298	215,479
Federal funds sold and securities purchased under agreements to resell	237,433	115,283
Other	33,560	5,518

Total interest income	6,069,094	506,423

Interest expense:
Deposits	2,342,282	88,935
Securities sold under agreements to repurchase	154,702	1,814
Federal funds purchased and other borrowings	82,404	34,598

Total interest expense	2,579,388	125,347

Net interest income	3,489,706	381,076
Provision for loan losses	1,669,622	162,378

Net interest income after provision for loan losses	1,820,084	218,698
Noninterest income:
Service charges on deposit accounts	89,933	374
Investment sales commissions	838,558	113,886
Gain on loan participations sold	191,020	—
Other noninterest income	221,894	721

Total noninterest income	1,341,405	114,981

Noninterest expense:
Salaries and employee benefits	4,137,863	1,676,391
Equipment and occupancy	1,132,422	276,796
Marketing and other business development	207,804	151,038
Administrative	411,994	297,540
Postage and supplies	163,428	90,818
Other operating	309,812	96,285

Total noninterest expense	6,363,323	2,588,868

Loss before income taxes	(3,201,834)	(2,255,189)
Income tax (benefit) expense	(2,065,169)	—

Net loss	$(1,136,665)	$(2,255,189)

Per share information:
Basic and diluted net loss per common share	$(0.57)	$(2.79)

Basic and diluted weighted average common shares	1,981,598	808,808

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Period February 28, 2000 (Inception) to December 31, 2000
and For the Year Ended December 31, 2001

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Issuance of common stock	1	$1	$9	$—	$—	$10
Redemption of previously-issued share	(1)	(1)	(9)	—	—	(10)
Proceeds from the sale of stock (less offering expenses of $1,067,479)	1,910,000	1,910,000	16,122,521	—	—	18,032,521
Comprehensive loss:
Net loss	—	—	—	(2,255,189)	—	(2,255,189)
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $3,483	—	—	—	—	(6,467)	(6,467)

Total comprehensive loss						(2,261,656)

Balance, December 31, 2000	1,910,000	1,910,000	16,122,521	(2,255,189)	(6,467)	15,770,865
Proceeds from the sale of stock (less offering expenses of $20,998)	402,053	402,053	3,195,426	—	—	3,597,479
Comprehensive loss:
Net loss	—	—	—	(1,136,665)	—	(1,136,665)
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $31,837	—	—	—	—	59,123	59,123

Total comprehensive loss						(1,077,542)

Balance, December 31, 2001	2,312,053	$2,312,053	$19,317,947	$(3,391,854)	$52,656	$18,290,802

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period From
	For the Year	February 28, 2000
	Ended	(Inception) to
	December 31, 2001	December 31, 2000

Operating activities:
Net loss	$(1,136,665)	$(2,255,189)
Adjustments to reconcile net loss to net cash used in operating activities:
Net amortization (accretion) of available-for-sale securities	16,781	(15,232)
Depreciation and amortization	616,022	70,367
Provision for loan losses	1,669,622	162,378
Gain on loan participations sold	(191,020)	—
Deferred tax benefit	(2,065,169)	—
Increase in other assets	(520,407)	(1,029,459)
Increase in other liabilities	405,031	330,267

Net cash used in operating activities	(1,205,805)	(2,736,868)

Investing activities:
Activities in securities available-for-sale:
Purchases	(22,083,058)	(7,110,660)
Maturities, prepayments and calls	9,387,345	—
Net increase in loans, net	(122,032,534)	(12,407,108)
Purchases of premises and equipment and software	(1,314,861)	(3,003,768)
Purchases of other assets	(427,051)	(530,300)

Net cash used in investing activities	(136,470,159)	(23,051,836)

Financing activities:
Net increase in deposits	110,720,406	22,538,645
Net increase in repurchase agreements	14,251,693	406,000
Advances from Federal Home Loan Bank, net	8,500,000	—
Net proceeds from sale of common stock	3,597,479	18,032,521

Net cash provided by financing activities	137,069,578	40,977,166

Net increase (decrease) in cash and cash equivalents	(606,386)	15,188,462
Cash and cash equivalents, beginning of period	15,188,462	—

Cash and cash equivalents, end of period	$14,582,076	$15,188,462

Supplemental disclosure:
Cash paid for interest	$2,049,763	$119,178

Cash paid for income taxes	$—	$—

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

      Nature of Business — Pinnacle Financial Partners, Inc. (the “Parent”) was formed on February 28, 2000 (inception) and is a bank holding company whose business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (the “Bank”). The Parent and the Bank are collectively referred to as, the “Company”. The Bank is a commercial bank located in Nashville, Tennessee. The Bank provides a full range of banking services in its primary market area of Davidson County and the surrounding counties. The Bank commenced its banking operations on October 27, 2000. Prior to October 27, 2000, the Company was a development stage enterprise as defined by Statement of Financial Accounting Standard No. 7, “Accounting and Reporting by Development Stage Enterprises”, and devoted substantially all its efforts to establishing the Bank.

      Basis of Presentation — These consolidated financial statements include the accounts of the Company. Significant intercompany transactions and accounts are eliminated in consolidation.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of deferred income tax assets.

      Cash and Cash Equivalents — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, which matures within ninety days, are included in cash and cash equivalents.

      Securities — Securities are classified based on management’s intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in other comprehensive income (losses), net of the deferred income tax effects. Securities that the Company has both the positive intent and ability to hold to maturity would be classified as held to maturity and would be carried at historical cost and adjusted for amortization of premiums and accretion of discounts unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of the security is written down to fair value and the amount of the write-down included in the statement of operations. At December 31, 2001 and 2000, the Company had no held to maturity securities in its portfolio.

      Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. Realized gains and losses from the sale of securities are determined using the specific identification method.

      Loans — Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to of the related loan yield using the interest method.

      As is customary in the banking industry, the Company may from time to time sell a participation in a particular loan to a correspondent bank. In such cases, the Company services the loan with the borrower and, periodically, will settle with the correspondent their resulting balance in the loan. The participation is subject to a participation agreement between the Company and the correspondent. This agreement will prescribe the terms of the participation, particularly related to collateral positioning and interest rates.

      The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Generally, all interest accrued but not collected for loans

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that are placed on nonaccrual status or charged-off is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

      The allowance for loan losses is maintained at a level that management believes to be adequate to absorb losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are confirmed. Subsequent recoveries are credited to the allowance. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review the Company’s allowance for loan losses, and may require the Company to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

      A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

      Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

      Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets or the lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

      Other Assets — Included in other assets as of December 31, 2001 is approximately $544,000 related to amounts paid to certain individuals to secure their employment with the Company. These amounts are subject to certain agreements whereby a certain pro rata amount will be owed the Company should the employee leave the employ of the Company within five years of their employment date. The Company is amortizing the amounts to salaries and benefits expense on a straight-line basis over 60 months.

      Also included in other assets as of December 31, 2001, is approximately $357,000 of computer software related assets, net of amortization. This software supports the Company’s primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company amortized approximately $93,000 and $14,000, respectively, related to these costs. Software maintenance fees are capitalized in other assets and amortized over the contract or service lives of the expenditure.

      Additionally, the Company maintains certain investments, at cost, with certain regulatory and other entities in which the Company has an ongoing business relationship. These entities are the Federal Reserve Bank of Atlanta, the Bankers’ Bank of Atlanta and the Federal Home Loan Bank of Cincinnati. At

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001 and 2000, the cost of these investments, which is included in other assets was $942,000 and $530,000, respectively.

      Income Taxes — Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Accordingly, the resulting net deferred tax asset or net deferred tax liability is included in the accompanying consolidated balance sheets in either other assets or other liabilities.

      Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur.

      The Parent and the Bank file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

      Stock-Based Compensation — The Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation,” encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income (loss) and earnings (loss) per share and other disclosures, as if the fair value based method of accounting had been applied.

      Loss Per Common Share — Basic loss per share is computed by dividing net loss by the weighted average common shares outstanding for the period. Diluted loss per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. As of December 31, 2001, there were common stock options outstanding to purchase up to 239,300 common shares. However, due to the Company’s net loss and the options’ exercise prices in relation to the average market price of the Company’s common stock, the stock options are considered anti-dilutive and have not been considered in the calculation of the Company’s diluted loss per share for the periods ended December 31, 2001 and 2000. Additionally, as of December 31, 2001, the Company had granted warrants to purchase approximately 203,000 common shares, however, since these warrants were considered anti-dilutive, they have not been considered in the calculation of the Company’s diluted loss per share for the periods ended December 31, 2001 and 2000. As a result, at December 31, 2001 and 2000, there were no securities or other contracts which were deemed dilutive, thus the basic and diluted loss per share calculations are identical.

      The basic and diluted net loss per share information was computed based on weighted average shares outstanding for the year ended December 31, 2001 of 1,981,598. Weighted average shares outstanding were computed based on 1,910,000 shares being outstanding from January 1, 2001 to October 26, 2001. On October 26, 2001, the Company issued an additional 402,053 shares in connection with a private placement of common stock. For the period from February 28, 2000 (inception) to December 31, 2000,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the basic and diluted net loss per share information was computed based on weighted average shares outstanding of 808,808 shares. Weighted average common shares outstanding were computed based on one share being outstanding at February 28, 2000 (inception) through August 23, 2000. On August 23, 2000, 1,875,000 shares were issued in conjunction with the Company’s initial public offering. Subsequently, on September 15, 2000, another 35,000 shares were issued which resulted in total shares outstanding of 1,910,000 shares.

      Comprehensive Income (Loss) — Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, the Company’s other comprehensive income (loss) consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities.

      Business Segments — The Company operates in one business segment, commercial banking, and has no additional individually significant business segments.

      Recent Accounting Pronouncements — In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The effective date of this statement was deferred by SFAS No. 137 until fiscal years beginning after June 15, 2000. The Company adopted this statement on January 1, 2001. SFAS No. 133 requires the Company to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. For derivatives that are not designated as hedges, the gain or loss must be recognized in earnings in the period of change. For derivatives that are designated as hedges, changes in the fair value of the hedged assets, liabilities, or firm commitments must be recognized in earnings or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. The ineffective portion of a derivative’s change in fair value must be recognized in earnings immediately. Adoption of SFAS No. 133 did not have a material effect on the Company’s earnings or financial position since the Company had no derivative contracts.

      In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125.” This pronouncement, effective for transactions occurring after March 31, 2001, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Company adopted the provisions of this statement during 2001.

      On June 30, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” which change the rules for how companies must account for business combinations, goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting, thus eliminating the pooling-of-interest method of accounting for business combinations. SFAS No. 142 specifies new rules for accounting for goodwill and other intangible assets including cessation of amortization of goodwill in favor of annual impairment review. The Company is required to adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002. Management believes adoption of this new standard will have no effect on the financial position or results of operations of the Company.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,” and the accounting and reporting provisions for the disposal of a business segment of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The Company is required to adopt the provisions of

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 144 on January 1, 2002. Management believes adoption of this new standard will have no effect on the financial position or results of operations of the Company.

Note 2.	Restricted Cash Balances

      Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, the Company maintains additional balances to compensate for clearing and other services. For the year ended December 31, 2001, the average daily balance maintained at the Federal Reserve was approximately $269,000.

Note 3.     Securities Available-For-Sale

      The amortized cost and fair value of securities available-for-sale at December 31, 2001 and 2000 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities available-for-sale — 2001:
U.S. government and agency securities	$2,991,784	$72,328	$—	$3,064,112
Mortgage-backed securities	16,813,040	97,011	(88,329)	16,821,722
State and municipal securities	—	—	—	—

	$19,804,824	$169,339	$(88,329)	$19,885,834

Securities available-for-sale — 2000:
U.S. government and agency securities	$4,970,801	$4,932	$(4,671)	$4,971,062
Mortgage-backed securities	2,155,091	3	(10,214)	2,144,880
State and municipal securities	—	—	—	—

	$7,125,892	$4,935	$(14,885)	$7,115,942

      The Company realized no gains or losses from the sale of securities as no such transactions occurred during the year ended December 31, 2001 or during the period from February 28, 2000 (inception) through December 31, 2000. At December 31, 2001, approximately $19,563,000 of the Company’s available for sale portfolio were pledged to secure public fund deposits and securities sold under agreements to repurchase.

      The amortized cost and fair value of debt securities as of December 31, 2001 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized	Fair
	Cost	Value

Due in one year or less	$—	$—
Due in one year to five years	—	—
Due in five years to ten years	2,991,784	3,064,112
Due after ten years	—	—
Mortgage-backed securities	16,813,040	16,821,722

	$19,804,824	$19,885,834

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.     Loans and Allowance for Loan Losses

      The composition of loans at December 31, 2001 and 2000 is summarized as follows:

	2001	2000

Commercial real estate — Mortgage	$36,179,133	$32,000
Commercial real estate — Construction	5,975,670	—
Commercial — Other	59,839,406	11,617,975

Total commercial	101,994,209	11,649,975

Consumer real estate — Mortgage	26,535,273	91,686
Consumer real estate — Construction	381,212	—
Consumer — Other	5,528,948	665,447

Total consumer	32,445,433	757,133

Total loans	134,439,642	12,407,108
Allowance for loan losses	(1,832,000)	(162,378)

Total loans, net	$132,607,642	$12,244,730

      Using standard industry codes, the Company periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Although not material enough to warrant additional allowance for loan loss considerations, the Company does have a meaningful credit exposure (loans outstanding plus unfunded lines of credit) to borrowers in the trucking industry and to operators of nonresidential buildings. Credit exposure to the trucking industry approximated $21.1 million, while credit exposure to operators of nonresidential buildings approximated $8.2 million at December 31, 2001. Levels of exposure to these industry groups are periodically evaluated in order to determine if additional reserves are warranted.

      The Company’s recorded investments in impaired loans and related valuation allowance at December 31, 2001 are as follows:

	Recorded	Valuation
	Investment	Allowance

Valuation allowance required	$250,000	$150,000
No valuation allowance required	—	—

Balance at end of period	$250,000	$150,000

      The valuation allowance is included in the allowance for loan losses at December 31, 2001. During the fourth quarter of 2001, the Company placed an impaired loan on nonaccrual status and reversed approximately $5,000 of interest income which had been previously accrued during 2001. As a result, the Company did not recognize any interest income from impaired loans on either an accrual or cash basis during 2001. The average balance of this impaired loan for the year ended December 31, 2001 was not significant to the financial position of the Company. Management identified no impaired loans at or prior to December 31, 2000.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in the allowance for loan losses for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 are as follows:

	2001	2000

Balance at beginning of period	$162,378	$—
Charged-off loans	—	—
Recovery of previously charged-off loans	—	—
Provision for loan losses	1,669,622	162,378

Balance at end of period	$1,832,000	$162,378

      At December 31, 2001, the Company has granted loans and other extensions of credit amounting to approximately $5,507,000 to certain directors, executive officers, and their related entities of which $3,008,000 had been drawn upon. At December 31, 2000, the Company had granted loans and other extensions of credit amounting to approximately $15,000 to certain directors, executive officers, and their related entities of which none had been drawn upon. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved.

      During 2001, the Company sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower’s rate of interest. In accordance with generally accepted accounting principles, the Company has reflected a gain on the sale of these participated loans of approximately $191,000 which is attributable to the present value of the future net cash flows of the difference between the interest payments the borrower is projected to pay the Company and the amount of interest that will be owed the correspondent based on their future participation in the loan.

Note 5.	Premises and Equipment and Lease Commitments

      Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

	Range of
	Useful Lives	2001	2000

Building and leasehold improvements	15 to 30 years	$1,637,068	$836,454
Furniture and equipment	3 to 15 years	2,217,455	1,743,220

		3,854,523	2,579,674
Accumulated depreciation		(436,060)	(55,179)

		$3,418,463	$2,524,495

      Depreciation expense for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) through December 31, 2000 was approximately $381,000 and $55,000, respectively.

      On March 16, 2000, the Company entered into an operating lease agreement for office space in an office building in Nashville, Tennessee for the site of the Company’s main office facility. The initial term of the main office lease is 10 years with monthly rent beginning in September 2000 of approximately $20,000. The lease agreement provides for two 5 year renewal periods subsequent to the initial lease term. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company incurred rent expense of approximately $246,000 and $82,000, respectively, pursuant to the terms of this lease.

      On August 1, 2000, the Company entered into an operating lease agreement for a branch office location in Brentwood, Tennessee. The term of this branch lease ends on March 31, 2010 with an option to extend the lease an additional 10 years at the Company’s option. The initial monthly rental is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $8,000. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000, the Company incurred rent expense $94,000 and $39,000, respectively, pursuant to the terms of this lease.

      On November 22, 2000, the Company entered into an operating lease for property on which its Green Hills branch was built. The initial term of the lease expires after 20 years and 8 months. The Company has the right to extend the term of the lease for two successive 10 year periods. Rent payments, which began in February 2001, were approximately $2,500 per month for the first eight months of the lease increasing to approximately $4,000 per month for the next twelve months with annual increases of 2.5% for subsequent years. For the year ended December 31, 2001, the Company incurred rent expense $34,000 pursuant to the terms of this lease.

      At December 31, 2001, the approximate future minimum lease payments due under the aforementioned operating leases for their initial term is as follows:

2002	$389,000
2003	398,000
2004	408,000
2005	419,000
2006	429,000
Thereafter	2,352,000

$4,395,000

Note 6.	Deposits

      At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$32,699,000
2003	19,900,000
2004	1,025,000
2005	57,000
2006	25,000

$53,706,000

      Additionally, at December 31, 2001, approximately $48,556,000 of time deposits had been issued in denominations of $100,000 or greater.

Note 7.	Federal Home Loan Bank Advances and Other Fundings

      During 2001, the Bank became a member of the Federal Home Loan Bank of Cincinnati (“FHLB”). As a result, the Bank receives advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists the Bank in the funding of the Bank’s home mortgage and commercial real estate loan portfolios. The Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral under the borrowing agreements with the FHLB. At December 31, 2001, the Bank had received advances from the FHLB totaling $8,500,000, at fixed interest rates of 2.84% to 3.42% per annum. The weighted average interest rate on advances outstanding at December 31, 2001 was 3.13%. All of these advances are scheduled to mature throughout 2003. Based on the collateral pledged to the FHLB, the Bank had additional capacity of approximately $4.5 million which it may use to secure additional advances, subject to FHLB requirements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, the Bank has accommodations which allow the Bank to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. The total fundings available from these accommodations aggregate $18.5 million with no outstanding balances at December 31, 2001.

Note 8.	Income Taxes

      Income tax expense (benefit) for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 consists of the following:

	2001	2000

Current	$—	$—
Deferred	(1,210,184)	(854,985)
Change in valuation allowance	(854,985)	854,985

	$(2,065,169)	$—

      The Company’s income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 34% in 2001 and 2000 to income before income taxes. A reconciliation of the differences for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 is as follows:

	2001	2000

Income taxes at statutory rate	$(1,088,624)	$(766,764)
State tax benefit, net of federal tax effect	(126,793)	(89,305)
Other items	5,233	1,084
Change in valuation allowance	(854,985)	854,985

Income tax expense (benefit)	$(2,065,169)	$—

      At December 31, 2001, the Company had a net deferred tax asset of approximately $2 million taxes included in other assets in the accompanying consolidated balance sheet at December 31, 2001. Most of this asset was attributable to net operating losses and other charges which can be carried forward to offset taxable income in future periods. Based on an evaluation of the Company’s current operating results and future projections during the fourth quarter of 2001, the Company determined that it was more likely than not that the Company would realize the tax benefits of these operating losses and other charges. As a result, the Company eliminated the valuation allowance and recorded a deferred income tax benefit of $2,065,000 in the Company’s results of operations for the year ended December 31, 2001.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2001 and 2000 are as follows:

	2001	2000

Deferred tax assets:
Loan loss reserves	$695,427	$61,639
Securities available for sale	—	3,483
Other accruals	230,066	7,592
Net operating loss carryforward	1,288,035	802,887

	2,213,528	875,601
Deferred tax liabilities:
Depreciation and amortization	148,358	17,133
Securities available for sale	28,354	—

	176,712	17,133

	2,036,816	858,468
Less: valuation allowance	—	(854,985)

Net deferred tax assets	$2,036,816	$3,483

      At December 31, 2001, the Company has available net operating loss carryforwards of approximately $3,393,000 for Federal income tax purposes. If unused, the carryforwards will expire beginning in 2020.

Note 9.	Commitments and Contingent Liabilities

      In the normal course of business, the Company has entered into off-balance-sheet financial instruments that are not reflected in the consolidated financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the consolidated financial statements when funds are disbursed or the instruments become payable. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet.

      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. A summary of the Company’s commitments at December 31, 2001 is as follows:

Commitments to extend credit	$42,864,000
Standby letters of credit	$5,195,000

      Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the normal course of business, the Company may become involved in various legal proceedings. As of December 31, 2001, the management of the Company is not aware of any such proceedings against the Company.

Note 10.     Common Stock

      In August of 2000, the Company, through its underwriters, sold 1,875,000 common shares to the general public through an initial public offering at a price of $10 per share. The underwriters had the right to exercise an over-allotment option to purchase up to an additional 316,500 shares of common stock at $10.00 per share. Pursuant to the terms of the over-allotment option, the underwriters exercised their over-allotment option and purchased an additional 35,000 shares at $10 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18 million.

      Three executives of the Company (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of the Company’s Board of Directors and two other organizers of the Company (collectively, the Company’s “Founders”) purchased an aggregate of 406,000 shares of common stock during the initial public offering, which represented approximately 21% of the initial public offering. The Founders were also awarded common stock warrants which allow each individual the ability to purchase the common stock of the Company at $10 per share. Each person was given a warrant equal to one common share for every two shares purchased in connection with the initial public offering of the stock. As a group, 203,000 warrants were awarded. The warrants vest in one-third increments over a three-year period that began on August 18, 2000 and are exercisable until August 18, 2010. As of December 31, 2001, one third of the warrants for approximately 67,600 shares were exercisable.

      During September 2001, the Company concluded a private placement of its common stock to certain accredited investors. Pursuant to the private placement, the Company received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share for its common stock. These shares were issued on October 26, 2001. The stock issued in connection with the private placement has not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements.

Note 11.     Salary Deferral Plan

      The Company has a 401(k) retirement plan covering all employees which elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 15% of their salary with the Company matching 50% of the first 6% deferred in Company stock. The contribution expense associated with this plan for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 was approximately $92,000 and $22,000, respectively, and is included in the accompanying statements of operations in salaries and benefits expense.

Note 12.     Stock Option Plan

      The Company has a stock option plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. All of the options are intended to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Options under the plan vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the plan at December 31, 2001 and 2000 and changes during the year ended December 31, 2001 and the period from February 28, 2000 (inception) to December 31, 2000 is as follows:

		Weighted-
		Average
		Exercise
	Number	Price

Outstanding at beginning of period	—	$—
Granted	186,450	10.00
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2000	186,450	10.00
Granted	53,400	7.65
Exercised	—	—
Forfeited	(550)	9.14

Outstanding at December 31, 2001	239,300	$9.48

      The following table summarizes information about the Company’s stock option plan at December 31, 2001. There were no exercisable options at December 31, 2000.

	Number of	Remaining		Number of
	Shares	Contractual Life	Exercise	Shares
Grant Date	Outstanding	in Years	Price	Exercisable

December, 2000	186,100	9.00	$10.00	37,220
March, 2001	50,300	9.25	7.64	—
November, 2001	2,900	10.00	7.75	—

	239,300	9.06	$9.48	37,220

      The Company applies APB Opinion 25 and related interpretations in accounting for the stock option plan. All option grants carry exercise prices equal to or above the fair value of the common stock on the date of grant. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net loss and net loss per share would have been adjusted to the pro forma amounts indicated below for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000:

		2001	2000

Net loss	As reported	$(1,136,665)	$(2,255,189)
	Pro forma	$(1,198,369)	$(2,257,727)
Basic and diluted net loss per common share	As reported	$(0.57)	$(2.79)
	Pro forma	$(0.60)	$(2.79)

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For purposes of these calculations, the fair value of options granted for the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2001	2000

Risk free interest rate	4.88%	5.19%
Expected life of the options	8.0 years	8.0 years
Expected dividend yield	0.00%	0.00%
Expected volatility	40.00%	40.00%
Weighted average fair value	$4.12	$2.07

      On January 15, 2002, the Company granted options to purchase 124,500 common shares to its executive officers and employees at an exercise price of $9.92 per share. As stated previously, these options will vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years.

Note 13.     Employment Contracts

      The Company has entered into three continuously automatic-renewing three-year employment agreements with three of its senior executives, the President and Chief Executive Officer, the Chairman of the Board and Chief Financial Services Officer and the Chief Administrative Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify initial annual salaries of $220,000, $220,000 and $160,000, respectively, and annual bonuses to be determined by the Board of Directors.

Note 14.     Related Party Transactions

      A local public relations company, of which one of the Company’s directors is a principal, provides various services for the Company. For the year ended December 31, 2001 and for the period from February 28, 2000 (inception) to December 31, 2000 the Company incurred approximately $112,000 and $88,000, respectively, in expense for services rendered by this public relations company. Additionally, another director is a principal in a local insurance firm that serves as an agent in securing insurance in such areas as the Company’s employee benefit plans, property and casualty insurance and other insurance policies.

Note 15.     Fair Value of Financial Instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

      Cash, Due From Banks, and Federal Funds Sold — The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

      Securities — Fair values for securities are based on available quoted market prices.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Loans — For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are equal to carrying values. For fixed rate loans that reprice within one year, fair values are equal to carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

      Deposits, Securities Sold Under Agreements to Repurchase and Advances From the Federal Home Loan Bank — The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit and advances from the Federal Home Loan Bank are estimated using discounted cash flow models, using current market interest rates offered on certificates and advances with similar remaining maturities.

      Accrued Interest — The carrying amounts of accrued interest approximate their fair values.

      Off-Balance Sheet Instruments — The fair values of the Company’s off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that the fair value of these instruments is not significant.

      The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2001 were as follows:

	Carrying	Fair
	Amount	Value

Financial assets:
Cash, due from banks, and Federal funds sold	$14,582,076	$14,582,076
Securities available for sale	19,885,834	19,885,834
Loans	134,439,642	136,587,922
Accrued interest receivable	583,906	583,906
Financial liabilities:
Deposits and securities sold under agreements to repurchase	$147,916,744	$149,167,341
Federal Home Loan Bank advances	8,500,000	8,543,476
Accrued interest payable	535,795	535,795

	Notional
	Amount

Off-balance sheet instruments:
Commitments to extend credit	$42,864,000	$—
Standby letters of credit	5,195,000	—

Note 16.     Regulatory Matters

      The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2001, no dividends could be declared by the Bank without regulatory approval.

      The Parent and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory,

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Parent’s and Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Parent and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001, the Parent and the Bank meet all capital adequacy requirements to which they are subject.

      To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. The Parent and Bank’s actual capital amounts and ratios are presented in the following table (dollars in thousands):

			Minimum Capital		Under Prompt Corrective
	Actual		Requirement		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2001
Total capital to risk weighted assets:
Parent	$18,188	11.2%	$12,971	8.0%	not applicable
Bank	$17,402	10.7%	$12,971	8.0%	$16,214	10.0%
Tier I capital to risk weighted assets:
Parent	$16,356	10.1%	$6,486	4.0%	not applicable
Bank	$15,570	9.6%	$6,486	4.0%	$ 9,729	6.0%
Tier I capital to average assets(*):
Parent	$16,356	11.6%	$5,649	4.0%	not applicable
Bank	$15,570	11.0%	$5,649	4.0%	$ 7,062	5.0%
At December 31, 2000
Total capital to risk weighted assets:
Parent	$15,933	59.4%	$2,145	8.0%	not applicable
Bank	$15,757	58.8%	$2,145	8.0%	$ 2,681	10.0%
Tier I capital to risk weighted assets:
Parent	$15,771	58.8%	$1,072	4.0%	not applicable
Bank	$15,594	58.2%	$1,072	4.0%	$ 1,608	6.0%
Tier I capital to average assets(*):
Parent	$15,771	82.5%	$772	4.0%	not applicable
Bank	$15,594	81.6%	$772	4.0%	$ 965	5.0%

(*)	Average assets for the above computation were computed using fourth quarter amounts.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17.	Parent Company Financial Information

      The following information presents the condensed balance sheets, statements of operations, and cash flows of Pinnacle Financial Partners, Inc. as of and for the year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000:

Condensed Balance Sheets

	2001	2000

Assets:
Cash	$786,051	$176,526
Investment in subsidiary	17,440,808	15,594,339
Other asset	63,943	—

	$18,290,802	$15,770,865

Stockholders’ equity	$18,290,802	$15,770,865

Condensed Statements of Operations

	2001	2000

Income:
Interest income	$12,046	$187,206
Expenses:
Salaries and employee benefits	—	104,181
Occupancy and equipment	—	43,419
Interest	—	34,598
Other	—	185,503

	—	367,701

Income (loss) before income taxes and equity in loss of subsidiary	12,046	(180,495)
Income tax benefit	63,943	—

Income (loss) before equity in loss of subsidiary	75,989	(180,495)
Equity in loss of subsidiary	(1,212,654)	(2,074,694)

Net loss	$(1,136,665)	$(2,255,189)

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	2001	2000

Operating activities:
Net loss	$(1,136,665)	$(2,255,189)
Adjustments to reconcile net loss to net cash used by operating activities:
Deferred tax benefit	(63,943)	—
Equity in loss of Bank	1,212,654	2,074,694

Net cash provided (used) by operating activities	12,046	(180,495)

Investing activities:
Investment in Bank	(3,000,000)	(17,675,500)

Net cash used in investing activities	(3,000,000)	(17,675,500)

Financing activities:
Net proceeds from sale of common stock	3,597,479	18,032,521

Net cash provided by financing activities	3,597,479	18,032,521

Net increase in cash	609,525	176,526
Cash, beginning of period	176,526	—

Cash, end of period	$786,051	$176,526

Note 18.	Quarterly Financial Results (Unaudited)

      A summary of selected consolidated quarterly financial data for the year ended December 31, 2001 and for the period February 28, 2000 (inception) to December 31, 2000 follows:

	First	Second	Third	Fourth
	Quarter(*)	Quarter	Quarter	Quarter

	(In thousands, except per share data)
2001
Interest income	$797	$1,298	$1,762	$2,212
Net interest income	447	661	962	1,420
Provision for loan losses	363	362	298	647
Net loss before taxes	(1,282)	(935)	(651)	(334)
Net income (loss)	(1,282)	(935)	(651)	1,731
Basic and diluted net income (loss) per share	$(0.67)	$(0.49)	$(0.34)	$0.79
2000
Interest income	$—	$—	$116	$390
Net interest income (expense)	—	(6)	97	290
Provision for loan losses	—	—	—	162
Net loss before taxes	(87)	(298)	(483)	(1,387)
Net loss	(87)	(298)	(483)	(1,387)
Basic and diluted net loss per share	$(87,098)	$(297,531)	$(0.62)	$(0.73)

(*)	Results for First Quarter, 2000 are for the period from February 28, 2000 (inception) to March 31, 2000.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS — UNAUDITED

	March 31,	December 31,
	2002	2001

ASSETS
Cash and due from banks	$7,828,588	$5,686,226
Federal funds sold and securities purchased under agreements to resell	6,671,258	8,895,850

Cash and cash equivalents	14,499,846	14,582,076
Securities available-for-sale, at fair value	20,302,381	19,885,834
Loans	151,279,913	134,439,642
Less allowance for loan losses	(2,041,000)	(1,832,000)

Loans, net	149,238,913	132,607,642
Premises and equipment, net	3,339,680	3,418,463
Other assets	5,095,611	4,945,346

Total assets	$192,476,431	$175,439,361

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$15,742,312	$16,860,835
Interest-bearing demand	10,533,243	8,615,076
Savings and money market accounts	49,704,371	54,077,238
Time	73,480,085	53,705,902

Total deposits	149,460,011	133,259,051
Securities sold under agreements to repurchase	10,223,467	14,657,693
Federal Home Loan Bank advances	11,500,000	8,500,000
Federal funds purchased	2,500,000	—
Other liabilities	620,998	731,815

Total liabilities	174,304,476	157,148,559
Commitments and contingent liabilities
Stockholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $1.00; 10,000,000 shares authorized; 2,312,053 issued and outstanding	2,312,053	2,312,053
Additional paid-in capital	19,317,947	19,317,947
Accumulated deficit	(3,347,270)	(3,391,854)
Accumulated other comprehensive income (loss), net	(110,775)	52,656

Total stockholders’ equity	18,171,955	18,290,802

Total liabilities and stockholders’ equity	$192,476,431	$175,439,361

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED

For the Three Months Ended March 31, 2002 and 2001

	2002	2001

Interest income:
Loans, including fees	$2,277,196	$511,450
Taxable securities	274,222	171,872
Federal funds sold and securities purchased under agreements to resell	19,688	105,801
Other	14,474	7,955

Total interest income	2,585,580	797,078

Interest expense:
Deposits	796,126	336,631
Securities sold under agreements to repurchase	21,611	13,397
Federal funds purchased and other borrowings	73,668	—

Total interest expense	891,405	350,028

Net interest income	1,694,175	447,050
Provision for loan losses	209,000	362,622

Net interest income after provision for loan losses	1,485,175	84,428
Noninterest income:
Service charges on deposit accounts	53,640	4,763
Investment sales commissions	181,510	164,469
Gain on sale of participations sold	19,773	—
Other noninterest income	36,727	13,574

Total noninterest income	291,650	182,806

Noninterest expense:
Salaries and employee benefits	1,108,312	1,079,630
Equipment and occupancy	340,871	262,191
Marketing and other business development	45,898	40,595
Administrative	98,803	82,530
Postage and supplies	54,914	24,817
Other operating	56,116	59,083

Total noninterest expense	1,704,914	1,548,846

Income (loss) before income taxes	71,911	(1,281,612)
Income tax expense	27,327	—

Net income (loss)	$44,584	$(1,281,612)

Per share information:
Basic net income (loss) per common share — based on 2,312,053 weighted average shares outstanding in 2002 and 1,910,000 weighted average shares outstanding in 2001	$0.02	$(0.67)

Diluted net income (loss) per common share — based on 2,318,887 weighted average shares outstanding in 2002 and 1,910,000 weighted average shares outstanding in 2001	$0.02	$(0.67)

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED

For the Three Months Ended March 31, 2002 and 2001

	2002	2001

Operating activities:
Net income (loss)	$44,584	$(1,281,612)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net amortization (accretion) of available-for-sale securities	23,875	(28,510)
Depreciation and amortization	167,438	145,622
Provision for loan losses	209,000	362,622
Gain on participations sold	(19,773)	—
Deferred tax expense	27,327	—
Increase in other assets	(65,062)	(174,529)
Decrease in other liabilities	(22,815)	(10,995)

Net cash provided by (used in) operating activities	364,574	(987,402)

Investing activities:
Activities in securities available-for-sale, net:
Purchases	(2,015,313)	(5,357,577)
Maturities, prepayments and calls	1,323,458	—
Net increase in loans	(16,840,271)	(29,385,450)
Purchases of premises and equipment and software	(33,212)	(197,381)
Purchases of other assets	(148,200)	—

Net cash used in investing activities	(17,713,538)	(34,940,408)

Financing activities:
Net increase in deposits	16,200,960	24,746,514
Net increase (decrease) in repurchase agreements	(4,434,226)	3,541,785
Advance from Federal Home Loan Bank, net	3,000,000	—
Increase in Federal funds purchased	2,500,000	—

Net cash provided by financing activities	17,266,734	28,288,299

Net decrease in cash and cash equivalents	(82,230)	(7,639,511)
Cash and cash equivalents, beginning of period	14,582,076	15,188,462

Cash and cash equivalents, end of period	$14,499,846	$7,548,951

Supplemental disclosure:
Cash paid for interest	$829,929	$300,925

Cash paid for income taxes	$—	$—

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

      Nature of Business — Pinnacle Financial Partners, Inc. (the “Parent”) is a bank holding company whose business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (the “Bank”). The Parent and the Bank are collectively referred to as the “Company”. The Bank is a commercial bank located in Nashville, Tennessee. The Bank provides a full range of banking services in its primary market area of Davidson County and the surrounding counties.

      Basis of Presentation — These unaudited consolidated financial statements include the accounts of the Company. Significant intercompany transactions and accounts are eliminated in consolidation.

      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Form 10-KSB for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of deferred income tax assets.

      Earnings (Loss) Per Common Share — Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

      The basic EPS information was computed based on weighted average shares outstanding for the three months ended March 31, 2002 of 2,312,053. The diluted EPS information for the three months ended March 31, 2002 was computed based on weighted average shares outstanding of 2,318,887. The difference in number of shares outstanding between basic and diluted weighted average shares outstanding of 6,834 shares was attributable to common stock options whose exercise price at March 31, 2002 was less than the weighted average market price of the Company’s common stock for the period. Common stock equivalents (options and warrants) representing the right to acquire 514,350 shares of common stock were excluded from the diluted EPS calculation in 2002 because they were anti-dilutive.

      The basic and diluted EPS information for the three months ended March 31, 2001 was computed based on weighted average shares outstanding of 1,910,000. On October 26, 2001, the Company issued an additional 402,053 shares in connection with a private placement of its common stock.

      Comprehensive Income (Loss) — Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, the Company’s other comprehensive income (loss) consists

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

solely of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities. Other comprehensive loss for the three months ended March 31, 2002 was $163,000 compared to other comprehensive income for the three months ended March 31, 2001 of $95,000.

      Reclassifications — Certain amounts for the first quarter of 2001 have been reclassified to conform to the 2002 presentation. Such reclassifications had no impact on net income or loss during either period.

Note 2.	Securities Available-For-Sale

      The amortized cost and fair value of securities available-for-sale at March 31, 2002 and December 31, 2001 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities available-for-sale —March 31, 2002:
U.S. government and agency securities	$5,007,204	$29,605	$(8,996)	$5,027,813
Mortgage-backed securities	15,465,600	37,380	(228,412)	15,274,568
State and municipal securities	—	—	—	—

	$20,472,804	$66,985	$(237,408)	$20,302,381

Securities available-for-sale — December 31, 2001:
U.S. government and agency securities	$2,991,784	$72,328	$—	$3,064,112
Mortgage-backed securities	16,813,040	97,011	(88,329)	16,821,722
State and municipal securities	—	—	—	—

	$19,804,824	$169,339	$(88,329)	$19,885,834

      The Company realized no gains or losses from the sale of securities as no such transactions occurred during the three months ended March 31, 2002 or during the year ended December 31, 2001. At March 31, 2002, approximately $18,118,000 of the Company’s available for sale portfolio was pledged to secure public fund deposits and securities sold under agreements to repurchase.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Loans and Allowance For Loan Losses

      The composition of loans at March 31, 2002 and December 31, 2001 is summarized as follows:

	March 31, 2002	December 31, 2001

Commercial real estate — Mortgage	$42,456,945	$36,179,133
Commercial real estate — Construction	6,656,870	5,975,670
Commercial — Other	60,855,387	59,839,406

Total commercial	109,969,202	101,994,209

Consumer real estate — Mortgage	33,607,821	26,535,273
Consumer real estate — Construction	454,615	381,212
Consumer — Other	7,248,275	5,528,948

Total consumer	41,310,711	32,445,433

Total loans	151,279,913	134,439,642
Allowance for loan losses	(2,041,000)	(1,832,000)

Total loans, net	$149,238,913	$132,607,642

      Using standard industry codes, the Company periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Although not material enough to warrant additional allowance for loan loss considerations, the Company does have a meaningful credit exposure (loans outstanding plus unfunded lines of credit) to borrowers in the trucking industry and to operators of nonresidential buildings. Credit exposure to the trucking industry approximated $20.5 million and $21.1 million at March 31, 2002 and December 31, 2001, respectively, while credit exposure to operators of nonresidential buildings approximated $9.3 million and $8.2 million at March 31, 2002 and December 31, 2001, respectively. Levels of exposure to these industry groups are periodically evaluated in order to determine if additional reserves are warranted.

      The Company’s recorded investments in impaired loans and related valuation allowance at March 31, 2002 are as follows:

	Recorded	Valuation
	Investment	Allowance

Valuation allowance required	$220,000	$150,000
No valuation allowance required	—	—

Balance at end of period	$220,000	$150,000

      The valuation allowance is included in the allowance for loan losses at March 31, 2002 and has not changed since December 31, 2001. This impaired loan has been placed on nonaccrual.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in the allowance for loan losses for the three months ended March 31, 2002 and for the year ended December 31, 2001 was as follows:

	2002	2001

Balance at beginning of period	$1,832,000	$162,378
Charged-off loans	—	—
Recovery of previously charged-off loans	—	—
Provision for loan losses	209,000	1,669,622

Balance at end of period	$2,041,000	$1,832,000

      At March 31, 2002, the Company has granted loans and other extensions of credit amounting to approximately $5,493,000 to certain directors, executive officers, and their related entities of which $3,184,000 had been drawn upon. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved.

      During the three months ended March 31, 2002, the Company sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower’s rate of interest. In accordance with generally accepted accounting principles, the Company has reflected a gain on the sale of these participated loans of approximately $20,000 which is attributable to the present value of the future net cash flows of the difference between the interest payments the borrower is projected to pay the Company and the amount of interest that will be owed the correspondent based on their future participation in the loan.

Note 4.     Income Taxes

      Income tax expense for the three months ended March 31, 2002 and 2001 consists of the following:

	2002	2001

Current	$—	$—
Deferred	27,327

	$27,327	$—

      The Company’s income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 34% at March 31, 2002 and 2001 to income before income taxes. A reconciliation of the differences for the three months ended March 31, 2002 and 2001 is as follows:

	2002	2001

Income taxes at statutory rate	$24,450	$(435,748)
State income tax expense, net of federal tax effect	2,877	(50,752)
Change in valuation allowance	—	486,500

Income tax expense	$27,327	$—

      At March 31, 2002, the Company had a net deferred tax asset of approximately $2.1 million taxes included in other assets in the accompanying consolidated balance sheet compared to a net deferred tax asset of approximately $2.0 million at December 31, 2001. Most of this asset was attributable to net operating losses and other charges which can be carried forward to offset taxable income in future periods.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at March 31, 2002 and December 31, 2001 are as follows:

	March 31, 2002	December 31, 2001

Deferred tax assets:
Loans, primarily due to provision for loan losses	$775,580	$695,427
Securities available-for-sale	64,760	—
Other accruals	215,466	230,066
Net operating loss carryforward	1,211,820	1,288,035

	2,267,626	2,213,528
Deferred tax liabilities:
Depreciation and amortization	162,848	148,358
Securities available-for-sale	—	28,354

	162,848	176,712

	2,104,778	2,036,816
Less: valuation allowance	—	—

Net deferred benefit	$2,104,778	$2,036,816

      Based upon recent and projected future operating results, the Company determined in the fourth quarter of 2001 that it was more likely than not that its deferred tax assets were realizable. As a result, the Company eliminated the valuation allowance established against those assets and recorded a deferred income tax benefit of $2.1 million in the fourth quarter of 2001. At March 31, 2002, the Company has available net operating loss carryforwards of approximately $3,189,000 for Federal income tax purposes. If unused, the carryforwards will expire beginning in 2020.

Note 5.     Commitments and Contingent Liabilities

      In the normal course of business, the Company has entered into off-balance-sheet financial instruments that are not reflected in the consolidated financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the consolidated financial statements when funds are disbursed or the instruments become payable. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. A summary of the Company’s commitments at March 31, 2002 is as follows:

Commitments to extend credit	$38,100,000
Standby letters of credit	$5,419,000

      Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based on management’s credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

      In the normal course of business, the Company may become involved in various legal proceedings. As of March 31, 2002, the management of the Company is not aware of any such proceedings against the Company.

Note 6.     Common Stock

      In August of 2000, the Company, through its underwriters, sold 1,875,000 common shares to the general public through an initial public offering at a price of $10 per share. The underwriters had the right to exercise an over-allotment option to purchase up to an additional 316,500 shares of common stock at $10 per share. Pursuant to the terms of the over-allotment option, the underwriters exercised their over-allotment option and purchased an additional 35,000 shares at $10 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18 million.

      Three executives of the Company (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of the Company’s Board of Directors and two other organizers of the Company (collectively, the Company’s “Founders”) purchased an aggregate of 406,000 shares of common stock during the initial public offering, which represented approximately 21% of the initial public offering. The Founders were also awarded common stock warrants which allow each individual the ability to purchase the common stock of the Company at $10 per share. Each person was given a warrant equal to one common share for every two shares purchased in connection with the initial public offering of the stock. As a group, 203,000 warrants were awarded. The warrants vest in one-third increments over a three-year period that began on August 18, 2000 and are exercisable until August 18, 2010. As of March 31, 2002, one third of the warrants for approximately 67,600 shares were exercisable.

      During September 2001, the Company concluded a private placement of its common stock to certain accredited investors. Pursuant to the private placement, the Company received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share for its common stock. These shares were issued on October 26, 2001. The stock issued in connection with the private placement has not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements.

      The Company has a stock option plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. All of the options are intended to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Options under the plan vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the plan at March 31, 2002 and December 31, 2001 and 2000 and changes during the three months ended March 31, 2002 and during the year ended December 31, 2001 is as follows:

		Weighted-
		Average
		Exercise
	Number	Price

Outstanding at December 31, 2000	186,450	$10.00
Granted	53,400	7.65
Exercised	—	—
Forfeited	(550)	9.14

Outstanding at December 31, 2001	239,300	9.48
Granted	125,600	9.92
Exercised	—	—
Forfeited	(650)	9.14

Outstanding at March 31, 2002	364,250	$9.63

      The following table summarizes information about the Company’s stock option plan at March 31, 2002.

		Remaining
	Number of	Contractual		Number of
	Shares	Life	Exercise	Shares
Grant Date	Outstanding	in Years	Price	Exercisable

December, 2000	185,750	8.75	$10.00	37,150
March, 2001	50,100	9.00	7.64	10,020
November, 2001	2,800	9.75	7.75	—
February, 2002	125,600	10.00	9.92	—

	364,250	8.84	$9.63	47,170

Note 7.     Regulatory Matters

      The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At March 31, 2002, no dividends could be declared by the Bank without regulatory approval.

      The Parent and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Parent’s and Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Parent and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of March 31, 2002, the Parent and the Bank meet all capital adequacy requirements to which they are subject.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. The Parent and Bank’s actual capital amounts and ratios at March 31, 2002 and December 31, 2001 are presented in the following table (dollars in thousands):

					To Be Well Capitalized
			Minimum		Under Prompt
			Capital		Corrective
	Actual		Requirement		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

At March 31, 2002
Total capital to risk weighted assets:
Parent	$18,884	10.5%	$14,337	8.0%	not applicable
Bank	$18,084	10.1%	$14,332	8.0%	$17,915	10.0%
Tier I capital to risk weighted assets:
Parent	$16,843	9.4%	$7,169	4.0%	not applicable
Bank	$16,043	9.0%	$7,166	4.0%	$10,749	6.0%
Tier I capital to average assets(*):
Parent	$16,843	9.5%	$7,062	4.0%	not applicable
Bank	$16,043	9.1%	$7,062	4.0%	$ 8,827
At December 31, 2001
Total capital to risk weighted assets:
Parent	$18,188	11.2%	$12,971	8.0%	not applicable
Bank	$17,402	10.7%	$12,971	8.0%	$16,214	10.0%
Tier I capital to risk weighted assets:
Parent	$16,356	10.1%	$6,486	4.0%	not applicable
Bank	$15,570	9.6%	$6,486	4.0%	$ 9,729	6.0%
Tier I capital to average assets(*):
Parent	$16,356	11.6%	$5,649	4.0%	not applicable
Bank	$15,570	11.0%	$5,649	4.0%	$ 7,062	5.0%

(*)	Average assets for the above computation were computed using average balances for the quarter ended March 31, 2002 and December 31, 2001.

June 11, 2002